Exhibit 99.1

Itaú Corpbanca Investor Relations

Itaú Corpbanca Announces Fourth Quarter 2019 Management Discussion & Analysis Report

Santiago, Chile, February 28, 2020. ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced today its Management Discussion & Analysis Report (“MD&A Report”) for the fourth quarter ended December 31, 2019.

The financial information included in the MD&A Report is based on our managerial model that we adjust for non-recurring events and for additional reclassifications of P&L lines in order to provide a better understanding of our performance.

For the full MD&A Report, please refer to the following link:

https://wcc.on24.com/webcast/report?e=2152667&k=C19F454E4FB558825A735D9A77C36118

On Monday, March 2, 2020, at 11:00 A.M. Santiago time (09:00 AM ET), the Company’s management team will host a conference call to discuss the financial results. The call will be hosted by Gabriel Moura, Itaú Corpbanca’s Chief Executive Officer, and Claudia Labbé, Itaú Corpbanca’s Head of Investor Relations.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 (877) 790-7811 (US Toll Free Dial In), or +1 (647) 689-5643 (Standard International Dial-In). Conference ID: 1292377# or quote “Itaú Corpbanca” to the operator.

A telephonic replay of the conference call will be available Monday, March 9, 2020, by dialing +1(800) 585-8367 or +1 (416) 621-4642 (Encore Dial In). Access Code: 1292377#

Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. The webcast can be found at:

https://event.on24.com/wcc/r/2152667/3A587E60865168C5C80D794FB6FFCF18

About Itaú Corpbanca

ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into Corpbanca on April 1, 2016. The current ownership structure is: 38.14% owned by Itaú Unibanco, 28.57% owned by the Saieh Family and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders’ agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters.

The bank is the fifth largest private bank in Chile and as per its mandate is the banking platform for future expansion in Latin America, specifically in Chile, Colombia and Peru. Itaú Corpbanca is a commercial bank based in Chile with additional operations in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and a representative office in Lima. Focused on large and medium sized companies and individuals, Itaú Corpbanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia –Banco Corpbanca Colombia and Helm Bank– becoming the first Chilean bank with banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process.

As of December 31, 2019, according to the Chilean Financial Market Commission, Itaú Corpbanca was the fifth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 10.1% market share. As of November 30, 2019, according to the Colombian Superintendency of Finance, Itaú Corpbanca Colombia was the seventh largest bank in Colombia in terms of total loans and the eighth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles. As of the same date, its market share by loans reached 4.3%.

Investor Relations – Itaú Corpbanca

+56 (2) 2660-1701 / IR@corpbanca.cl

Management

Discussion & Analysis

4Q19

ir.itau.cl

/Itaú Chile

facebook.com/itauchile

@itauchile

(This page was intentionally left blank)

Table of Contents Management Discussion & Analysis Page 5 7 Executive Summary 17 Income Statement and Balance Sheet Analysis Managerial results—Breakdown by country 19 Managerial results—Breakdown for Chile 21 43 Managerial results—Breakdown for Colombia 32 Balance Sheet 49 Risk and Capital Management 51 Additional Information Complete Financial Statements Access here 55 Report of Independent Auditors

4 (This page was intentionally left blank) Itaú Corpbanca

Management Discussion & Analysis Management Discussion & Analysis

6 This report is based on Itaú CorpBanca reviewed financial statements for 4Q19, 3Q19 and 4Q18 prepared in accordance with the Compendium of Accounting Standards issued by the Financial Market Commission (Comisión para el Mercado Financiero, or “CMF”) pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF. Solely for the convenience of the reader, U.S. dollar amounts (US$) in this report have been translated from Chilean nominal peso (Ch$) at our own exchange rate as of December 31, 2019 of Ch$748.77 per U.S. dollar. Industry data contained herein has been obtained from the information provided either by the CMF or the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia, or SF). Certain figures included in this Quarterly Report for the three months ended December 31, 2019 and 2018, for the three months ended September 30, 2019 and as of and for the twelve-month periods ended December 31, 2019 and 2018 have been rounded for ease of presentation. Percentage figures included in this Quarterly Report have in all cases not been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this Quarterly Report may vary slightly from those obtained by performing the same calculations using the figures in our consolidated financial statements and our managerial information. Certain other amounts that appear in this Quarterly Report may similarly not sum due to rounding. As used in this MD&A Report, the term “billion” means one thousand million (1,000,000,000) and the term “trillion” means one million million (1,000,000,000,000).

Management Discussion & Analysis | Executive Summary

Itaú

Itaú Corpbanca **Financial Information**

The financial information included in this **Management Discussion & Analysis Report** ("MD&A Report") is based in our managerial model that we adjust for non-recurring events and for additional reclassifications of P&L lines in order to provide a better understanding of our performance. Please refer to pages 9, 10 and 11 of this report for further details on our Management Model.

Financial **Highlights**

We present below **selected consolidated managerial financial information** and operating information of Itaú Corpbanca for the three months ended December 31, 2019 and 2018, for the three months ended September 30, 2019 and as of and for the twelve-month periods ended December 31, 2019 and 2018.

	In Ch$ million (except where indicated), end of period	4Q19	3Q19	4Q18	12M19	12M18
Results	Recurring Net Income	17,863	42,538	43,771	154,982	209,584
	Operating Revenues [1]	321,864	275,907	296,039	1,158,701	1,126,819
	Managerial Financial Margin	271,310	229,561	244,339	962,885	931,320
Performance	Recurring Return on Tangible Avg. assets (RoTAA) [2,3]	0.2%	0.5%	0.6%	0.5%	0.8%
	Recurring Return on Tangible Avg. equity (RoTAE) [2,4]	3.4%	8.1%	8.9%	7.6%	11.0%
	Recurring Return on Avg. assets (RoAA) [2]	0.2%	0.5%	0.6%	0.5%	0.8%
	Recurring Return on Avg. equity (RoAE) [2,5]	2.1%	5.0%	5.3%	4.6%	6.4%
	Risk Index (Loan loss allowances / Total loans)	3.4%	3.0%	3.1%	3.4%	3.1%
	Non-performing Loans Ratio 90 days overdue (NPL) - Total	2.8%	2.2%	2.1%	2.8%	2.1%
	Non-performing Loans Ratio 90 days overdue (NPL) - Chile	2.5%	1.8%	1.8%	2.5%	1.8%
	Non-performing Loans Ratio 90 days overdue (NPL) - Colombia	4.2%	3.5%	3.1%	4.2%	3.1%
	Coverage Ratio (Loan Losses/NPL 90 days overdue) - Total	119.4%	139.1%	147.6%	119.4%	147.6%
	Efficiency Ratio (Non-interest expenses / Operating revenues)	54.3%	56.7%	53.5%	55.5%	55.5%
	Risk-Adjusted Efficiency Ratio (RAER) [6]	95.9%	80.0%	76.1%	82.8%	76.7%
Balance Sheet	Total Assets	33,740,383	32,476,801	29,455,654		
	Gross Total Credit Portfolio	23,154,056	22,499,473	21,502,648		
	Total Deposits	16,493,635	15,409,500	14,421,586		
	Loan Portfolio / Total Deposits	140.4%	146.0%	149.1%		
	Shareholders Equity	3,346,102	3,427,114	3,324,531		
	Tangible Equity [4]	1,995,130	2,114,239	1,987,123		
Other	Headcount [7]	8,987	8,955	9,179		
	Chile	5,660	5,538	5,685		
	Colombia	3,327	3,417	3,494		
	Branches [8]	321	347	363		
	Chile	194	194	202		
	Colombia	127	153	161		
	ATM – Automated Teller Machines	571	628	638		
	Chile	424	458	464		
	Colombia	147	170	174		

Notes: **(1)** Operating revenues = Managerial financial Margin + Commissions and fees. **(2)** Annualized figures when appropriate. **(3)** Total tangible assets = Total assets excluding goodwill and intangibles from business combination. **(4)** Tangible equity = Shareholders equity - goodwill - intangibles from business combination - related deferred tax liabilities; for further details see page 47 of this report. **(5)** Equity = Shareholders equity. **(6)** Starting 3Q19 we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparison purposes. **(7)** Headcount for Chile includes employees of our New York branch and since 1Q'18 also from our RepOffice in Lima and also in Madrid until 2Q'19; and headcount for Colombia includes employees of Itaú (Panamá). **(8)** Branches for Chile include one branch in New York and branches for Colombia include one office in Panama.

Itaú Corpbanca 7

Management Discussion & Analysis Executive Summary In Ch$ million (except where indicated), end of period 4Q19 3Q19 4Q18 12M19 12M18 Total Outstanding shares (Thousands) 512,406,760 512,406,760 512,406,760 512,406,760 512,406,760 Book Value per share (Ch$) 6.530 6.688 6.488 6.530 6.488 Diluted Recurring Earnings per share (Ch$) 0.035 0.083 0.085 0.302 0.409 Accounting Diluted Earnings per share (Ch$) 0.019 0.071 0.056 0.248 0.336 Diluted Recurring Earnings per ADR (US$) 0.070 0.171 0.184 0.606 0.883 Accounting Diluted Earnings per ADR (US$) 0.038 0.146 0.120 0.497 0.725 Dividend (Ch$ million) n.a. n.a. n.a. 51,614 22,979 Highlights Dividend per share (Ch$) n.a. n.a. n.a. 0.1007 0.0448 Gross Dividend per ADS (US$) n.a. n.a. n.a. 0.2226 0.1110 Market capitalization (Ch$ billion) 2,234.1 2,829.0 3,319.9 2,234.1 3,319.9 Market capitalization (US$ billion) 3.0 3.9 4.8 3.0 4.8 Solvency Ratio—BIS Ratio 9 13.14% 14.19% 14.62% 13.14% 14.62% Shareholders’ equity / Total assets 9.92% 10.55% 11.29% 9.92% 11.29% Shareholders’ equity / Total liabilities 11.04% 11.89% 12.83% 11.04% 12.83% Ch$ exchange rate for US$1.0 748.77 728.58 694.73 748.77 694.73 COP exchange rate for Ch$1.0 0.2284 0.2092 0.2139 0.2284 0.2139 Monetary Policy Interest Rate—Chile 10 1.8% 2.1% 2.8% 1.8% 2.8% Monetary Policy Interest Rate—Colombia 10 4.3% 4.3% 4.3% 4.3% 4.3% Indicators Quarterly UF variation—Chile 11 0.9% 0.5% 0.8% 2.7% 2.9% Quarterly CPI variation—Chile 1.0% 0.4% 0.3% 3.0% 2.6% Quarterly CPI variation—Colombia 0.5% 0.5% 0.5% 3.8% 3.2% Notes: (9) BIS Ratio= Regulatory capital / RWA, according to SBIF current definitions. (10) End of each period. (11) UF (Unidad de Fomento) is an official unit of account in Chile that is constantly adjusted for inflation and widely used in Chile for pricing several loans and contracts. Itaú Corpbanca 8

Management Discussion & Analysis Executive Summary Net Income and Recurring Net Income Our recurring net income attributable to shareholders totaled Ch$17,863 million in the fourth quarter of 2019 from an accounting net income of Ch$9,759 million for the period, as a result of the elimination of non-recurring events, which are presented in the table below: Non-Recurring Events In Ch$ million 4Q19 3Q19 4Q18 12M19 12M18 Net Income Attributable to Shareholders (Accounting) 9,759 36,449 28,456 127,065 172,047 Non-Recurring Events 8,104 6,089 15,315 27,917 37,537 (a) Restructuring Costs — — 588 (b) Transaction Costs 217 261 1,077 3,105 6,424 (c) Regulatory fines or penalties — 9,585—9,585 (d) Amortization of intangibles generated through business combinations 9,039 8,491 8,520 34,529 34,301 (e) Other Contingencies 2,332 — 2,332— Tax Effects (3,484) (2,663) (3,866) (12,049) (13,362) Recurring Net Income Attributable to Shareholders (Managerial) 17,863 42,538 43,771 154,982 209,584 Events that we have considered non-recurring and at the same time not part of our business are the following: (a) Restructuring costs: One-time integration costs. (b) Transactions costs: Costs related to the closing of the merger between Banco Itaú Chile and Corpbanca, such as investment banks, legal advisors, auditors and other related expenses. (c) Regulatory fines or penalties: Any regulatory sanction either paid or reversed, such as the fine imposed by the CMF (formerly the SBIF) in 2015 that was reversed in 2017 and then again paid in December 2018. (d) Amortization of intangible generated through business combinations: Amortization of intangibles arising from business combination, such as costumer relationships. (e) Other Contingencies: Due to contingencies related to the social unrest events in Chile in the 4Q19. Itaú Corpbanca 9

Management Discussion & Analysis | Executive Summary

Managerial Income Statement

Our managerial financial model reflects how management measures and analyzes financial performance by disaggregating commercial performance, financial risk management, credit risk and costs control.

For our managerial results, we adjust for non-recurring events that affect accounting net income (as detailed on the previous page) and apply managerial criteria to disclose our income statements. Regarding the latter, our managerial criteria affects the breakdown of our income statement but does not impact our net income. Among the managerial adjustments, we highlight the tax effects of the hedge of our investments abroad – originally accounted for as income tax expense on our Net Income and subsequently reclassified as financial margin, the reclassification of foreign exchange hedge positions of US dollars denominated provisions, the reclassification of country-risk provisions; the provisions for assets received in lieu of payment; provisions and write-off of assets received in lieu of payment, and the reclassification of provisions for our credit card loyalty program.

These reclassifications enable us to carry out a business analysis from management's perspective. Beginning with the first quarter of 2019 we have been disclosing our income statement in the same manner as we do internally, incorporating additional P&L reclassifications. One important change to highlight would be the Managerial Financial Margin disclosure as it is shown in the table on page 11 (Accounting and Managerial Statements Reconciliation) of this report together with our previous P&L reclassifications.

For tax purposes, the Chilean Internal Revenue Service (*"Servicio de Impuestos Internos"* or SII) considers that our investment in Colombia is denominated in U.S. dollars, which based on the exchange rates of each of disbursements (not current exchange rates) is US$1,772 million. This amount considers the acquisition of shares of Itaú Corpbanca Colombia from Helm LLC and Kresge Stock Holding Company announced to the market in December 3, 2019 for approximately US$334 million.

As we have to translate the valuation of this investment from U.S. dollar to Chilean peso in our books each month, the volatility of the exchange rate generates an impact in the net income attributable to shareholders. In order to limit that effect, management has decided to hedge this exposure with derivatives to be analyzed along with income tax expenses. Additionally , since January 2018 management has decided to hedge its exposure to translation of the valuation of its investment in its New York branch (US$140 million) with derivatives, also to be analyzed along with income tax expenses.

With regards to the hedging of investments abroad, our strategy for foreign exchange risk management is aimed at mitigating effects of foreign exchange variations through financial instruments and includes the impact of all tax effects.

As the consolidated financial statements for Itaú Corpbanca uses the Chilean peso as its functional currency and foreign currencies are translated into Chilean peso. For our investment in Colombia, we have decided to hedge this translation risk effect in our income statement.

In the fourth quarter of 2019, the Chilean peso depreciated 9.2% against the Colombian peso compared to an appreciation of 1.0% in the previous quarter and depreciated 2.8% against the U.S. dollar compared to a higher depreciation of 7.4% in the 3Q19. Approximately 21% of our loan portfolio is denominated in Colombian peso and 15% is denominated in U.S. dollar. We present below the foreign exchange variation of the Chilean peso against the U.S. dollar and the Colombian peso:

Main foreign exchange variations of the Chilean peso

U.S. dollar Ch$ 748.77	+2.8% (4Q19/3Q19)	+7.8% (4Q19/4Q18)
Colombian peso Ch$ 0.2284	+9.2% (4Q19/3Q19)	+6.8% (4Q19/4Q18)

Itaú Corpbanca 10

Management Discussion & Analysis Executive Summary Managerial Income Statement We present below a detailed reconciliation from our accounting income statements to our managerial income statements before a dding/deducting non recurring events as previously described. Despite this example has been prepared with 4Q19 figures, it can be used to rep licate any period: in Ch$ million 4Q19 in Ch$ million 4Q19 1 Interest Income 444,138 Operating Revenues 357,878 1 Interest Expense (227,258) 1 Managerial Financial Margin 296,546 Net Interest Income 216,880 Financial Margin with Clients 245,499 2 Fees and commission income 61,332 Financial Margin with the Market 51,047 4 Fees and commission expense (16,268) 2 Commissions and Fees 61,332 Net fee and commission income 45,064 3 Cost of Credit (137,590) 1 Total financial transactions, net 63,121 Provision for Loan Losses (153,049) 1 Other operating income 11,883 Recoveries from Loans written-off as losses 15,459 Credit Value Adjustment (or “CVA”; ratings and colla- Total operating income 336,948 0 terals effects) 3 Provision for Loan Losses (153,049) 4 Non-interest Expenses (214,335) 3 Recoveries from loans written-off as losses 15,459 Personnel Expenses (77,872) Net operating income 199,358 Administrative Expenses (103,301) 4 Personnel expenses (77,872) Depreciation, Amortization and Impairment (33,162) 4 Administrative expenses (69,234) Income before Tax and Minority Interests 5,953 4 Depreciation and amortization (33,162) 5 Income tax expense 1,897 4 Impairments (727) 6 Minority Interests in Subsidiaries 1,909 4 Other operating expenses (17,072) Net Income attributable to Shareholders 9,759 Total operating expenses (198,067) Operating Income 1,291 1 Income from investments in other companies 4,662 Income before taxes 5,953 5 Income tax expense 1,897 Net Income 7,850 6 Minority interests 1,909 Net Income attributable to Shareholders 9,759 Itaú Corpbanca 11

Management Discussion & Analysis | Executive Summary

Itaú

Accounting and Managerial Income Statements Reconciliation

Accounting and Managerial Income Statements Reconciliation | 4th Quarter of 2019

In Ch$ million	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassification	Managerial
Operating Revenues	**357,878**	**850**	**(5,341)**	**(31,523)**	**321,864**
Managerial Financial Margin	296,546	850	(5,341)	(20,744)	271,310
Financial Margin with Clients	245,499	850	-	(26,058)	220,291
Financial Margin with the Market	51,047	-	(5,341)	5,314	51,019
Commissions and Fees	61,332	-	-	(10,779)	50,553
Cost of Credit	**(137,590)**	**-**	**-**	**3,638**	**(133,952)**
Provision for Loan Losses	(153,049)	-	-	(1,415)	(154,464)
Recovery of Loans Written Off as Losses	15,459	-	-	5,957	21,416
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	-	-	-	(903)	(903)
Non-interest Expenses	**(214,335)**	**12,031**	**-**	**27,678**	**(174,625)**
Personnel Expenses	(77,872)	287	-	31	(77,554)
Administrative Expenses	(103,301)	1,174	-	18,243	(83,884)
Depreciation, Amortization and Impairment	(33,162)	10,571	-	9,404	(13,187)
Income before Tax and Minority Interests	**5,953**	**12,881**	**(5,341)**	**(206)**	**13,287**
Income Tax Expense	1,897	(3,963)	5,341	207	3,482
Minority Interests in Subsidiaries	1,909	(815)	-	-	1,094
Recurring Net Income	**9,759**	**8,104**	**-**	**(0)**	**17,863**

Accounting and Managerial Income Statements Reconciliation | 3rd Quarter of 2019

In Ch$ million	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassification	Managerial
Operating Revenues	**353,041**	**-**	**(28,626)**	**(48,508)**	**275,907**
Managerial Financial Margin	294,120	-	(28,626)	(35,933)	229,561
Financial Margin with Clients	226,113	-	-	(24,384)	201,728
Financial Margin with the Market	68,007	-	(28,626)	(11,548)	27,833
Commissions and Fees	58,921	-	-	(12,576)	46,345
Cost of Credit	**(82,026)**	**-**	**-**	**17,771**	**(64,255)**
Provision for Loan Losses	(97,802)	-	-	4,741	(93,061)
Recovery of Loans Written Off as Losses	15,776	-	-	2,312	18,088
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	-	-	-	10,718	10,718
Non-interest Expenses	**(197,213)**	**10,280**	**-**	**30,366**	**(156,567)**
Personnel Expenses	(72,597)	-	-	(44)	(72,641)
Administrative Expenses	(91,993)	261	-	21,956	(69,776)
Depreciation, Amortization and Impairment	(32,623)	10,019	-	8,454	(14,150)
Income before Tax and Minority Interests	**73,802**	**10,280**	**(28,626)**	**(372)**	**55,085**
Income Tax Expense	(35,927)	(3,229)	28,626	372	(10,158)
Minority Interests in Subsidiaries	(1,426)	(963)	-	-	(2,389)
Recurring Net Income	**36,449**	**6,089**	**-**	**0**	**42,538**

Itaú Corpbanca

12

Management Discussion & Analysis | Executive Summary

Itaú

4th quarter of 2019 Income Statement

We present below the managerial income statements with the reclassification and non-recurring adjustments described above:

In Ch$ million	4Q19	3Q19	change		4Q18	change		12M19	12M18	change	
Operating Revenues	**321,864**	**275,907**	**16.7%**	**45,957**	**296,039**	**8.7%**	**25,825**	**1,158,701**	**1,126,819**	**2.8%**	**31,883**
Managerial Financial Margin	271,310	229,561	18.2%	41,749	244,339	11.0%	26,971	962,885	931,320	3.4%	31,565
Financial Margin with Clients	220,291	201,728	9.2%	18,563	220,057	0.1%	235	831,098	806,752	3.0%	24,345
Financial Margin with the Market	51,019	27,833	83.3%	23,186	24,283	110.1%	26,736	131,788	124,568	5.8%	7,220
Commissions and Fees	50,553	46,345	9.1%	4,208	51,700	-2.2%	(1,146)	195,816	195,498	0.2%	318
Cost of Credit	**(133,952)**	**(64,255)**	**108.5%**	**(69,696)**	**(66,879)**	**100.3%**	**(67,073)**	**(317,199)**	**(238,323)**	**33.1%**	**(78,876)**
Provision for Loan Losses	(154,464)	(93,061)	66.0%	(61,403)	(91,024)	69.7%	(63,440)	(394,966)	(305,439)	29.3%	(89,527)
Recovery of Loans Written Off as Losses	21,416	18,088	18.4%	3,328	24,259	-11.7%	(2,843)	67,168	58,395	15.0%	8,773
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	(903)	10,718	-	(11,621)	(114)	694.7%	(790)	10,599	8,721	21.5%	1,878
Non-interest Expenses	**(174,625)**	**(156,567)**	**11.5%**	**(18,058)**	**(158,443)**	**10.2%**	**(16,183)**	**(642,734)**	**(625,689)**	**2.7%**	**(17,046)**
Personnel Expenses	(77,554)	(72,641)	6.8%	(4,914)	(76,906)	0.8%	(648)	(296,910)	(293,794)	1.1%	(3,117)
Administrative Expenses	(83,884)	(69,776)	20.2%	(14,108)	(69,645)	20.4%	(14,239)	(293,471)	(289,038)	1.5%	(4,433)
Depreciation, Amortization and Impairment	(13,187)	(14,150)	-6.8%	964	(11,891)	10.9%	(1,296)	(52,353)	(42,857)	22.2%	(9,496)
Income before Tax and Minority Interests	**13,287**	**55,085**	**-75.9%**	**(41,798)**	**70,717**	**-81.2%**	**(57,431)**	**198,768**	**262,807**	**-24.4%**	**(64,039)**
Income Tax Expense	3,482	(10,158)	-	13,641	(23,738)	-	27,220	(34,678)	(44,464)	-22.0%	9,786
Minority Interests in Subsidiaries	1,094	(2,389)	-	3,483	(3,208)	-	4,303	(9,108)	(8,759)	4.0%	(349)
Recurring Net Income	**17,863**	**42,538**	**-58.0%**	**(24,674)**	**43,771**	**-59.2%**	**(25,908)**	**154,982**	**209,584**	**-26.1%**	**(54,601)**

Itaú Corpbanca

13

Management Discussion & Analysis Executive Summary Results Net income analysis presented below is based on the Managerial Income Statement with the adjustments shown on pages 9 and 10: Recurring Net Income Highlights in the quarter Ch$ 17.9 billion for the 4Q19 The recurring net income for the fourth quarter of 2019 amounted to Ch$17.9 billion, a 58.0% decrease from the previous quarter. The managerial return on average tangible equity was 3.4% as of December 31, 2019, compared to the 8.9% reported in December 31, 2018. In Chile, due to the social unrest events in the fourth quarter of 2019, activity with clients was slower than the trend shown in the previous quarter, however consumer Ch$ million and commercial loans still maintained solid annual growth rates. Results in the quarter were negatively impacted by higher cost of credit mainly related to an specific case on the wholesale portfolio and to the effects the social unrest events in Chile during the last quarter. In addition, non-interest expenses increased 11.5% quarter-over-quarter, mainly due to increase in headcount and operating losses in the period. Management is focused on the efficient use of resources, which has resulted in a 1.9% growth in non-interest expenses in 2019, below Chile´s inflation in the same period. Higher inflation in the quarter positively impacted results from both our banking-book and trading portfolios and decreased our effective tax rate. In Colombia, results this quarter were mainly impacted by higher non-interest expenses mainly related to a footprint optimization and expenses related to our digital strategy. Highlights in 4Q19 Return on Average Tangible Equity1 3.4 % The annualized recurring return on average tangible equity reached 3.4% in the fourth quarter of 2019, 4.7 percentage points and 5.5 percentage points lower when compared to the previous quarter and the fourth quarter of 2018, respectively. Average tangible shareholders’ equity totaled Ch$2,080.5 billion, a 0.4% decrease compared to the previous quarter and a 5.7% increase compared to the fourth quarter of 2018. Annualized recurring return on average assets ex-goodwill and ex-intangibles from business combination reached 0.2% in the fourth quarter of 2019, a 31 basis points decrease compared to the previous quarter and a 38 basis points decrease compared to the fourth quarter of 2018. (1) Tangible Equity: Shareholders equity net of goodwill, intangibles from business combination and related deferred tax liabilities. For further details by country see page 47 Itaú Corpbanca 14

Management Discussion & Analysis Executive Summary Financial Margin with Clients Cost of Credit Ch$ 220.3 billion Ch$ 134.0 billion Ch$ million Ch$ million Financial margin with clients increased 9.2% in the quarter as compared to the The 108.5% increase in our cost of credit in the quarter is driven by higher third quarter of 2019, primarily due to (i) sale of student loans portfolio and to provisions both in Chile and Colombia and also by the increase in provisions (ii) increase in commercial activity related to derivative and FX transaction with for specific corporate clients in these two countries. Compared to the fourth clients. quarter of 2018, our cost of credit increased by 100.3%. When compared to the fourth quarter of 2018, our financial margin with clients increased 0.1% primarily due to higher loan volumes in Chile and a higher yielding portfolio mix, offsetting the negative impact of lower spreads. For further details by country see pages 22 and 33 For further details by country see pages 25 and 36 Commissions and Fees Efficiency Ratio and Risk-Adjusted Efficiency Ratio1 Ch$ 50.6 billion 54.3 % Ch$ million Commissions and fees increased by 9.1% when compared to the third quarter Non-interest expenses presented a 11.5% increase when compared to the of 2019, primarily due to higher revenues obtained by Credit Operations and previous quarter of 2019 on the back of higher personnel and administrative Guarantees Provided. expenses. When compared to the fourth quarter of 2018, expenses also increased 10.2%. When compared to the fourth quarter of 2018, commissions and fees de- creased by 2.2% mainly due to lower financial advisory fees. In the fourth quarter of 2019, our efficiency ratio reached 54.3%, a 2.49 percentage points decrease from the previous quarter, primarily due to a 16.7% increase in operating revenues. Compared to the fourth quarter of 2018, there was a 0.73 percentage points increase due to a higher growing rate of non-interest expenses when compared to operating revenues 10.2% and 8.7% respectively. The risk-adjusted efficiency ratio, which also includes the cost of credit, reached 95.9%, an increase of 15.9% from the previous quarter and 19.8% an 1 Starting 3Q19 we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparison purposes. For further details by country see pages 24 and 35 For further details by country see pages 29 and 40 Itaú Corpbanca 15

Management Discussion & Analysis | Executive Summary
Itaú

2019 Forecast

The results for 2019 for Chile and Colombia compared to our previously disclosed forecast are presented below:

	Realized	Expected
Loan Growth	8.7%	8.0% – 10.0%
Loan Mix[1]	+25 bp	Continued increasing retail in loan mix
Cost of Credit Risk[2]	1.3%	0.7% – 0.8%
Adjusted Non-Interest Expenses	1.9%	In line with inflation
Results from Colombia[3]	1.5%	Continued recovery in profitability

1– Retail loans refers to mortgage and consumer loans; 2– Net provision for credit & counterparty risks; 3– Managerial net income attributable to shareholders in constant currency.

2020 Forecast

We present below our forecast for 2020:

	Expected
Loan Growth	4.0% – 6.0%
Loan Mix[1]	Continued increasing retail in loan mix
Cost of Credit Risk[2]	1.0% – 1.2%
Adjusted Non-Interest Expenses[3]	3.5% – 4.5%
Results from Colombia[4]	Continued recovery in profitability

1– Retail loans refers to mortgage and consumer loans; 2– Net provision for credit & counterparty risks; 3– Net of labor agreement cost; 4– Managerial net income attributable to shareholders.

Although the growth plans and projections of results presented above are based on management assumptions and information available in the market at the beginning of 2019, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others.

Itaú Corpbanca 16

18

Management Discussion & Analysis | Income Statement Analysis

Itaú

Managerial Results | Breakdown by Country

Highlight

The financial results of Itaú Corpbanca in Chile include some expenses associated with our Colombian operations. To provide a clear view of the contribution of each operation to the consolidated financial results we have reclassified from Chile to Colombia:

- the cost of derivative structures used to hedge the investment and its related tax effects; and
- other results and overhead costs from Colombia in Chile.

For more details on managerial information, please refer to pages 9, 10 and 11 of this report.

In this section, we present and analyze our results from the operations in Chile and in Colombia separately for 4Q19, 3Q19 and 4Q18:

In Ch$ million	4Q19			3Q19			Change		
	Consolidated	Chile	Colombia¹	Consolidated	Chile	Colombia¹	Consolidated	Chile	Colombia¹
Operating Revenues	**321,864**	**250,382**	**75,636**	**275,907**	**201,414**	**78,131**	**16.7%**	**24.3%**	**-3.2%**
Managerial Financial Margin	271,310	210,397	65,068	229,561	165,086	68,114	18.2%	27.4%	-4.5%
Financial Margin with Clients	220,291	161,295	58,996	201,728	144,034	57,694	9.2%	12.0%	2.3%
Financial Margin with the Market	51,019	49,102	6,071	27,833	21,052	10,420	83.3%	133.2%	-41.7%
Commissions and Fees	50,553	39,985	10,568	46,345	36,328	10,017	9.1%	10.1%	5.5%
Cost of Credit	**(133,952)**	**(110,117)**	**(23,835)**	**(64,255)**	**(40,932)**	**(23,323)**	**108.5%**	**169.0%**	**2.2%**
Provision for Loan Losses	(154,464)	(124,804)	(29,660)	(93,061)	(64,425)	(28,636)	66.0%	93.7%	3.6%
Recovery of Loans Written Off as Losses	21,416	15,590	5,826	18,088	12,775	5,313	18.4%	22.0%	9.6%
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	(903)	(903)	-	10,718	10,718		-108.4%	-108.4%	-
Non-interest Expenses	**(174,625)**	**(116,932)**	**(57,694)**	**(156,567)**	**(110,820)**	**(45,747)**	**11.5%**	**5.5%**	**26.1%**
Personnel Expenses	(77,554)	(52,229)	(25,325)	(72,641)	(50,239)	(22,402)	6.8%	4.0%	13.0%
Administrative Expenses	(83,884)	(54,812)	(29,072)	(69,776)	(48,979)	(20,797)	20.2%	11.9%	39.8%
Depreciation, Amortization and Impairment	(13,187)	(9,891)	(3,296)	(14,150)	(11,601)	(2,549)	-6.8%	-14.7%	29.3%
Income before Tax and Minority Interests	**13,287**	**23,333**	**(5,893)**	**55,085**	**49,663**	**9,060**	**-75.9%**	**-53.0%**	**-165.0%**
Income Tax Expense	3,482	(1,551)	3,911	(10,158)	(9,392)	(1,749)	-134.3%	-83.5%	-323.7%
Minority Interests in Subsidiaries	1,094	(44)	1,138	(2,389)	(34)	(2,355)	-145.8%	29.0%	-148.3%
Costs of hedge positions	-	21,739	(3,032)	-	-	(2,656)	-	-	14.2%
Recurring Net Income	**17,863**	**21,739**	**(3,875)**	**42,538**	**40,237**	**2,301**	**-58.0%**	**-46.0%**	**-268.4%**
Recurring Return on Managerial Tangible Equity	**3.4%**	**5.4%**	**-3.3%**	**8.1%**	**9.6%**	**2.2%**	**-467 bps**	**-422 bps**	**-548 bps**

In Ch$ million	4Q19			4Q18			Change		
	Consolidated	Chile	Colombia¹	Consolidated	Chile	Colombia¹	Consolidated	Chile	Colombia¹
Operating Revenues	**321,864**	**250,382**	**75,636**	**296,039**	**213,705**	**81,978**	**8.7%**	**17.2%**	**-7.7%**
Managerial Financial Margin	271,310	210,397	65,068	244,339	173,031	70,953	11.0%	21.6%	-8.3%
Financial Margin with Clients	220,291	161,295	58,996	220,057	157,371	62,686	0.1%	2.5%	-5.9%
Financial Margin with the Market	51,019	49,102	6,071	24,283	15,660	8,267	110.1%	213.5%	-26.6%
Commissions and Fees	50,553	39,985	10,568	51,700	40,674	11,025	-2.2%	-1.7%	-4.1%
Cost of Credit	**(133,952)**	**(110,117)**	**(23,835)**	**(66,879)**	**(50,732)**	**(16,147)**	**100.3%**	**117.1%**	**47.6%**
Provision for Loan Losses	(154,464)	(124,804)	(29,660)	(91,024)	(68,419)	(22,605)	69.7%	82.4%	31.2%
Recovery of Loans Written Off as Losses	21,416	15,590	5,826	24,259	17,801	6,458	-11.7%	-12.4%	-9.8%
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	(903)	(903)	-	(114)	(114)	(45,039)	694.7%	694.7%	-
Non-interest Expenses	**(174,625)**	**(116,932)**	**(57,694)**	**(158,443)**	**(113,404)**	**(45,039)**	**10.2%**	**3.1%**	**28.1%**
Personnel Expenses	(77,554)	(52,229)	(25,325)	(76,906)	(55,634)	(21,273)	0.8%	-6.1%	19.1%
Administrative Expenses	(83,884)	(54,812)	(29,072)	(69,645)	(49,382)	(20,263)	20.4%	11.0%	43.5%
Depreciation, Amortization and Impairment	(13,187)	(9,891)	(3,296)	(11,891)	(8,388)	(3,503)	10.9%	17.9%	-5.9%
Income before Tax and Minority Interests	**13,287**	**23,333**	**(5,893)**	**70,717**	**49,569**	**20,792**	**-81.2%**	**-52.9%**	**-128.3%**
Income Tax Expense	3,482	(1,551)	3,911	(23,738)	(13,584)	(10,058)	-114.7%	-88.6%	-138.9%
Minority Interests in Subsidiaries	1,094	(44)	1,138	(3,208)	(20)	(3,189)	-134.1%	123.5%	-135.7%
Costs of hedge positions	-	21,739	(3,032)	-	35,966	260	-	-	-1268.3%
Recurring Net Income	**17,863**	**21,739**	**(3,875)**	**43,771**	**35,966**	**7,806**	**-59.2%**	**-39.6%**	**-149.6%**
Recurring Return on Managerial Tangible Equity	**3.4%**	**5.4%**	**-3.3%**	**8.9%**	**9.1%**	**7.9%**	**-546 bps**	**-377 bps**	**-1,120 bps**

¹In nominal currency

Itaú Corpbanca

19

Management Discussion & Analysis | Income Statement Analysis

Itaú

Accounting and Managerial Net Income Statement Reconciliation

The Accounting and Managerial Net Income Statement Reconciliation for 4Q19, 3Q19 and 4Q18 and as of December 31, 2019 and 201 8 is presented below:



In Ch$ million	4Q19	3Q19	4Q18	12M19	12M18
Net Income Attributable to Shareholders (Accounting)	**12,803**	**33,695**	**24,085**	**115,849**	**162,611**
(+) Non-recurring events	5,866	4,011	13,404	19,989	29,752
(+) Other results and overhead costs from Colombia in Chile (a)	37	(124)	(1,265)	(2,178)	(4,031)
(+) Costs of fiscal and economic hedges of the investment in Colombia (b) (c)	3,032	2,656	(260)	10,274	9,824
Recurring Net Income	**21,739**	**40,237**	**35,966**	**143,933**	**198,155**



In Ch$ million	4Q19	3Q19	4Q18	12M19	12M18
Net Income Attributable to Shareholders (Accounting)	**(3,044)**	**2,754**	**4,371**	**11,216**	**9,436**
(+) Non-recurring events	2,239	2,078	1,911	7,928	7,784
(+) Other results and overhead costs from Colombia in Chile (a)	(37)	124	1,265	2,178	4,031
(+) Costs of fiscal and economic hedges of the investment in Colombia (b) (c)	(3,032)	(2,656)	260	(10,274)	(9,824)
Recurring Net Income	**(3,875)**	**2,301**	**7,806**	**11,049**	**11,428**

Managerial reclassifications:

(a) **Other results and overhead costs from Colombia in Chile:** other results and overhead costs incurred by the administration in Chile and managerially assigned to Colombia.
(b) **Cost of Investment Hedge:** carry cost of the derivatives used for the economic hedge of the investment in Colombia, currently booked in Chile.
(c) **Cost of Fiscal Hedge:** cost of the derivative structure used for the fiscal hedge of the investment in Colombia, currently booked in Chile.

Itaú Corpbanca 20

Management Discussion & Analysis | Income Statement Analysis

Itaú

Managerial Results | Breakdown for Chile

Net Income analysis for Chile presented below is based on the Managerial Income Statement with the adjustments shown on pages 19 and 20:

			change			*change*				*change*	
In Ch$ million	4Q19	3Q19	%	$	4Q18	%	$	12M19	12M18	%	$
Operating Revenues	**250,382**	**201,414**	**24.3%**	**48,967**	**213,705**	**17.2%**	**36,676**	**851,187**	**818,301**	**4.0%**	**32,886**
Managerial Financial Margin	210,397	165,086	27.4%	45,310	173,031	21.6%	37,366	694,566	661,759	5.0%	32,807
Financial Margin with Clients	161,295	144,034	12.0%	17,260	157,371	2.5%	3,924	592,660	559,866	5.9%	32,794
Financial Margin with the Market	49,102	21,052	133.2%	28,050	15,660	213.5%	33,441	101,906	101,893	0.0%	13
Commissions and Fees	39,985	36,328	10.1%	3,657	40,674	-1.7%	(689)	156,622	156,542	0.1%	79
Cost of Credit	**(110,117)**	**(40,932)**	**169.0%**	**(69,185)**	**(50,732)**	**117.1%**	**(59,385)**	**(229,571)**	**(135,819)**	**69.0%**	**(93,752)**
Provision for Loan Losses	(124,804)	(64,425)	93.7%	(60,379)	(68,419)	82.4%	(56,385)	(288,570)	(189,409)	52.4%	(99,162)
Recovery of Loans Written Off as Losses	15,590	12,775	22.0%	2,815	17,801	-12.4%	(2,210)	48,400	44,868	7.9%	3,532
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	(903)	10,718	-	(11,621)	(114)	694.7%	(790)	10,599	8,721	21.5%	1,878
Non-interest Expenses	**(116,932)**	**(110,820)**	**5.5%**	**(6,112)**	**(113,404)**	**3.1%**	**(3,528)**	**(451,460)**	**(443,129)**	**1.9%**	**(8,331)**
Personnel Expenses	(52,229)	(50,239)	4.0%	(1,990)	(55,634)	-6.1%	3,405	(204,842)	(206,562)	-0.8%	1,721
Administrative Expenses	(54,812)	(48,979)	11.9%	(5,833)	(49,382)	11.0%	(5,430)	(206,678)	(205,135)	0.8%	(1,543)
Depreciation, Amortization and Impairment	(9,891)	(11,601)	-14.7%	1,711	(8,388)	17.9%	(1,502)	(39,940)	(31,432)	27.1%	(8,509)
Income before Tax and Minority Interests	**23,333**	**49,663**	**-53.0%**	**(26,330)**	**49,569**	**-52.9%**	**(26,236)**	**170,157**	**239,353**	**-28.9%**	**(69,196)**
Income Tax Expense	(1,551)	(9,392)	-83.5%	7,841	(13,584)	-88.6%	12,033	(26,099)	(41,175)	-36.6%	15,076
Minority Interests in Subsidiaries	(44)	(34)	29.0%	(10)	(20)	123.5%	(24)	(124)	(23)	436.5%	(101)
Recurring Net Income	**21,739**	**40,237**	**-46.0%**	**(18,499)**	**35,966**	**-39.6%**	**(14,227)**	**143,933**	**198,155**	**-27.4%**	**(54,222)**

Itaú Corpbanca

21

Management Discussion & Analysis | Income Statement Analysis

Managerial Financial Margin

Highlight

- Financial margin with clients is 12% higher in the 4Q19 compared to the 3Q19, mainly due to the sales of student loan portfolio.
- The financial margin with the market was also positively impacted by higher assets and liabilities gains due to higher UF variation (+0.9% in 4Q19 vs. +0.5% in 3Q19) and by lower provisions in the quarter related to the credit value adjustment (CVA).

Managerial Financial Margin

Financial Margin with Clients Ch$ 161.3 million	▲ ▲	+ 12.0% (4Q19/3Q19) + 2.5% (4Q19/4Q18)
Financial Margin with the Market Ch$ 49.1 million	▲ ▲	+ 133.2% (4Q19/3Q19) + 213.5% (4Q19/4Q18)



Ch$ million
173,031
15,660
157,371
148,203
7,389
140,814
170,880
24,364
146,516
165,086
21,062
144,034
210,397
49,102
161,295
4Q18
1Q19
2Q19
3Q19
4Q19
Financial Margin with Clients
Financial Margin with Market

Financial Margin with Clients

Financial margin with clients comprises our spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, which is the difference between the amount received in loan operations and the cost of money charged by treasury banking and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Working capital margin is the interest on working capital at the TPM interest rate.

Change in the Financial Margin with Clients Breakdown



144,034
872
(396)
2,167
10,447
4,171
161,295
1
2
3
4
5
3Q19
Loan Portfolio Mix
Average Loan Portfolio, Loan Spreads and Liabilities Margin
Comercial spreads on derivatives and FX transactions with clients
Sale of student loans portfolio
Working Capital and other
4Q19

1. **Mix of products (+Ch872 million):** the increase in consumer and mortgage portfolios contributed to a higher share of products for these segments impacting the total financial margin with clients.
2. **Average asset portfolio, assets spreads and liabilities margin (-Ch$396 million):** decrease in weighted average spread of the loan portfolio was partially offset by the growth in the portfolio.
3. **Commercial spreads on derivatives and FX transactions with clients (+Ch$2,167 million)**: an increase in derivatives and FX transactions with wholesales clients impacted financial margin with clients.
4. **Sale of student loans portfolio (+Ch$10,477 million):** in the fourth quarter of each year, this portfolio recognizes the revenues of the sale of this product.
5. **Working Capital and other (+Ch4,171 million):** mainly due to a net gain arising from the application of the equity method, given that the bank gained significant influence over Nexus S.A. and Transbank S.A. by electing one of the board members for each company.

Itaú Corpbanca

22

Management Discussion & Analysis | Income Statement Analysis

Itaú

Annualized average rate of financial margin with clients


3.3%
3.0%
3.0%
2.8%
3.0%
2.2%
2.2%
2.1%
2.0%
0.9%
4Q18
1Q19
2Q19
3Q19
4Q19
Financial margin with clients
Risk-adjusted financial margin with clients

In Ch$ millions, end of period	4Q19			3Q19		
	Average Balance	Financial Margin	Average Rate	Average Balance	Financial Margin	Average Rate
Financial Margin with Clients	21,277,023	161,295	3.0%	20,520,271	144,034	2.8%
Cost of Credit		(110,117)			(40,932)	
Risk-Adjusted Financial Margin with Clients	21,277,023	51,178	0.9%	20,520,271	103,103	2.0%

Financial Margin with Clients:

▲ + 23 bp

- Increase mainly due to the sale of student loans.

Risk-Adjusted Financial Margin with Clients:

▼ - 104 bp

- Decrease mainly due to increase of cost of credit associated to a wholesale client.

Financial Margin with the Market

Financial margin with the market includes (i) treasury banking, which manages mismatches of assets and liabilities (ALM – Assets and Liability Management), tenors and interest, foreign exchange and other rates and (ii) treasury trading, which manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite.

Financial margin with the market increased 133.2% in 4Q19 compared to 3Q19. This increase is primarily due to the positive impact of lower provisions on CVA as well as higher gains from asset and liability management due to an increase in inflation linked income driven by a positive variation of the UF in the quarter (+0.9% in 4Q19 vs. +0.5% in 3Q19).


Ch$ million
25,473
21,138
18,894
17,116
25,476
15,660
7,389
24,364
21,052
49,102
4Q18
1Q19
2Q19
3Q19
4Q19
Financial Margin with the Market
1-year moving average

UF net exposure (Ch$ trillion)


1.7
1.9
2.0
2.2
1.9
Dec-18
Mar-19
Jun-19
Sep-19
Dic-19

UF — Unidad de Fomento (variation value)


0.8%
0.0%
1.2%
0.5%
0.9%
4Q18
1Q19
2Q19
3Q19
4Q19

Itaú Corpbanca

23

Management Discussion & Analysis | Income Statement Analysis

Itaú

Commissions and Fees

Highlights

- In the fourth quarter of 2019, commissions and fees amounted to Ch$40.0 billion, a 10.1% increase from the previous quarter mainly driven by higher fees due to Credit Operations and Guarantees Provided.
- Insurance brokerage fees and current account services and overdraft fees explains roughly 50% of our total Commission and Fees in Chile (46% in 4Q19 vs. 53% in 3Q19).

In Ch$ million	4Q19	3Q19	change		4Q18	change		12M19	12M18	change	
Insurance Brokerage	9,665	9,820	(155)	-1.6%	10,289	(625)	-6.1%	39,233	39,106	127	0.3%
Credit Operations and Guarantees Provided	9,034	4,632	4,402	95.0%	7,991	1,043	13.1%	31,079	27,667	3,413	12.3%
Current Account Services and Overdraft Fees	8,781	9,304	(523)	-5.6%	8,892	(111)	-1.2%	37,042	36,315	727	2.0%
Asset Management	4,059	4,255	(196)	-4.6%	3,881	178	4.6%	15,899	15,454	445	2.9%
Financial Advisory	1,614	3,031	(1,417)	-46.7%	4,585	(2,971)	-64.8%	10,037	12,795	(2,758)	-21.6%
Others	6,833	5,286	1,547	29.3%	5,036	1,797	35.7%	23,331	25,206	(1,875)	-7.4%
Total Commissions and Fees	**39,985**	**36,328**	**3,657**	**10.1%**	**40,674**	**(689)**	**-1.7%**	**156,622**	**156,542**	**79**	**0.1%**

Commissions and Fees Breakdown


4Q19
24%
23%
22%
10%
4%
17%
Insurance Brokerage
Credit Operations and Guarantees Provided
Current Account Services and Overdraft Fees
Asset Management
Financial Advisory
Others


3Q19
27%
13%
26%
12%
8%
15%
Insurance Brokerage
Credit Operations and Guarantees Provided
Current Account Services and Overdraft Fees
Asset Management
Financial Advisory
Others

Itaú Corpbanca

24

Management Discussion & Analysis | Income Statement Analysis

Cost of Credit

In Ch$ million	4Q19	3Q19	change		4Q18	change		12M19	12M18	change	
Net Provision for Loan Losses	**(109,214)**	**(51,649)**	**(57,564)**	**111.5%**	**(50,618)**	**(58,595)**	**115.8%**	**(240,170)**	**(144,541)**	**(95,630)**	**66.2%**
Provision for Loan Losses	(124,804)	(64,425)	(60,379)	93.7%	(68,419)	(56,385)	82.4%	(288,570)	(189,409)	(99,162)	52.4%
Recovery of Loans Written Off as Losses	15,590	12,775	2,815	22.0%	17,801	(2,210)	-12.4%	48,400	44,868	3,532	7.9%
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	(903)	10,718	(11,621)	-	(114)	(790)	694.7%	10,599	8,721	1,878	21.5%
Cost of Credit	**(110,117)**	**(40,932)**	**(69,185)**	**169.0%**	**(50,732)**	**(59,385)**	**117.1%**	**(229,571)**	**(135,819)**	**(93,752)**	**69.0%**

In the fourth quarter of 2019, cost of credit amounted to Ch$110.1 billion, a 169.0% increase from the previous quarter. This increase is mainly driven by (i) a specific case in the wholesale segment, (ii) higher provisioning level for wholesale and retail clients related to social unrest events in Chile and (iii) the implementation of a new provision model for consumer loans.

In addition, the third quarter of 2019 was positively impacted by reversals of credit value adjustments in derivatives with clients due to positive collaterals effects and no similar positive effects in the fourth quarter of 2019.

When compared to the same quarter of 2018, cost of credit increased 117.1%

Cost of Credit and Loan Portfolio


1.2
0.9
1.0
0.9
2.4
68,419
45,577
53,765
64,425
124,804
50,732
36,572
41,950
40,932
110,117
4Q18
1Q19
2Q19
3Q19
4Q19
Provision from loan losses (Ch$ million)
Cost of credit (Ch$ million)
Cost of credit / Loan portfolio* - Annualized (%)

At the end of the fourth quarter of 2019, our net provision for loan losses over loan portfolio increased to 2.4% from 0.9% compared to the previous quarter and increased from 1.2 percentage points when compared to the fourth quarter of last year.

Allowance for Loan Losses and Loan Portfolio


2,50
2,49
2,45
2,39
2,44
2,44
2,44
2,40
2,81
399.511
397.884
393.190
389.024
403.730
408.953
418.106
424.424
509.277
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
Allowances for loan losses (Ch$ million) - Chile
Allowances for loan losses / Loan portfolio (%)

As of December 31, 2019, the allowance for loan losses increased 20.0% in the quarter, totaling Ch$509.3 billion, whereas our loan portfolio increased 2.51% from September 30, 2019, reaching Ch$18.3 trillion. Therefore, the ratio of allowance for loan losses to loan portfolio increased from 2.40% to 2.81%.

Itaú Corpbanca

25

Management Discussion & Analysis Income Statement Analysis Credit Quality Delinquency Ratios Non-Performing Loans Ch$ million NPL Ratio (%) by Segments | over 90 days The portfolio of credits 90-day overdue increased Ch$128.0 billion or 39.8% in the fourth quarter of 2019, driven by a 68.7% increase in our commercial loans In the fourth quarter 2019, the total NPL portfolio increased from 1.80% to NPLs, mainly related to a specific case in the wholesale portfolio that became 2.46% compared to the third quarter. 90-day overdue in the period. Our retail loans portfolio NPLs increased by 11% mainly in the months of October and November primarily due to social unrest The NPL ratio over 90 days for consumer loans increased from 2.03% to that affected Chile. 2.22% in the fourth quarter. When compared to same period for 2018, there is an increase of Ch$140.3 The NPL ratio for mortgage loans increased from 1.61% to 1.70% compared to billions. This 45.4% growth is explained by a 58.2% and 41.5% increase in the previous quarter. Compared to the same period of 2018, our mortgage commercial and consumer loans NPLs respectively. NPL ratio decreased 4 basis. The NPL ratio increased 0.92 percentage points for commercial loans compared to the previous quarter. When excluding student loans from this portfolio, NPL Ratio (%) | over 90 days the commercial ex student loans NPL reached 2.26%, increasing 0.88% compared to the previous quarter. Coverage Ratio (%) | 90 days The NPL ratio of credits 90-day overdue increased from 1.80% to 2.46% compared to the previous quarter. Compared to the same period of 2018, the As of December 31, 2019, the 90-day coverage ratio reached 113%, a ratio increased 62 basis points driven by the social unrest that happened in difference of 19 percentage points reduction from the previous quarter. This Chile in the period and an increase in the credit risk of the commercial reduction was driven by the relative growth of the NPLs portfolio against the portfolio. stock of credit provision presented this quarter. Compared to December 31, 2018 the total 90-day coverage ratio decreased 17 percentage points, explained by the increase of commercial loans NPLs. Corpbanca Itaú 26

Management Discussion & Analysis Income Statement Analysis Loan Portfolio Write-Off NPL Creation Ch$ billion * Loan portfolio average balance of the two previous quarters. In the fourth quarter of 2019, the loan portfolio write-off totaled Ch$53.0 billion, In the fourth quarter of 2019, NPL creation reached Ch$181.0 billion, an a 19.3% decrease compared to the previous quarter due to less commercial increase of 190.4% compared to the previous quarter. This growth is loans write-offs of wholesale segment in the quarter. mainly due to a specific large corporate client that became 90 days overdue in the period. The ratio of written-off operations to loan portfolio average balance decreased 32 basis points, reaching 1.17%, compared to the third quarter of 2019. Recovery of Loans Written-off as Losses NPL Creation Coverage Ch$ million In the fourth quarter of 2019, total NPL Creation coverage reached 69%, In the fourth quarter of 2019, income from recovery of loans written-off in-which means that the provision for loan losses in the quarter was lower than creased Ch$2.8 billion, or 22.0%, from the previous quarter. NPL Creation. When compared to fourth quarter of 2018, the income from recovery of loans The trend shown since 4Q16 demonstrates that our portfolio is still more written-off decreased Ch$2.2 billion. concentrated in wholesale loans where we anticipate the provision compared to overdue loans. Itaú Corpbanca 27

Management Discussion & Analysis | Income Statement Analysis

Itaú

Non-interest Expenses

Highlights

- Non-interest expenses amounted to Ch$116.9 billion in the quarter, a 5.5% increase from the previous quarter and a 1.9% increase when compared to the twelve-month period, below our estimate of 2.8% for Chile's CPI inflation for 2019 (3.0% 2019 CPI inflation registered by *INE*).

In Ch$ million	4Q19	3Q19	change		4Q18	change		12M19	12M18	change	
Personnel expenses	(52,229)	(50,239)	(1,990)	4.0%	(55,634)	3,405	-6.1%	(204,842)	(206,562)	1,721	-0.8%
Administrative expenses	(54,812)	(48,979)	(5,833)	11.9%	(49,382)	(5,430)	11.0%	(206,678)	(205,135)	(1,543)	0.8%
Personnel and Administrative Expenses	**(107,041)**	**(99,218)**	**(7,823)**	**7.9%**	**(105,016)**	**(2,025)**	**1.9%**	**(411,520)**	**(411,697)**	**178**	**0.0%**
Depreciation. amortization and Impairment	(9,891)	(11,601)	1,711	-14.7%	(8,388)	(1,502)	17.9%	(39,940)	(31,432)	(8,509)	27.1%
Total Non-interest Expenses	**(116,932)**	**(110,820)**	**(6,112)**	**5.5%**	**(113,404)**	**(3,528)**	**3.1%**	**(451,460)**	**(443,129)**	**(8,331)**	**1.9%**

Personnel Expenses

Personnel expenses in the 2019 period decreased 0.8% when compared to the 2018 period, mainly due to a 3.7% lower headcount average in 2019 (5.574 vs. 5.792). The fourth quarter of 2019 was impacted by a seasonal headcount increase and by higher expenses in our cyber security structure.

Administrative Expenses

Administrative expenses in 12-month period amounted to Ch$206.7 billion, a 0.8% increase when compared to the previous year. This performance resulted from our continuous efficiency strategy, which we have been implementing since the merger. The fourth quarter of 2019 was negatively impacted by an increase in operating losses and other contingencies.

Depreciation and Amortization

Depreciation, amortization and impairment expenses totaled Ch$9.9 billion in the fourth quarter of 2019, a 14.7% decrease when compared to the third quarter of 2019. When compared to the fourth quarter of 2018, there was a 17.9% increase, explained primarily by the investment made in development of software and systems which increased the base of intangibles on our balance sheet.

Headcount


-2,1%
0,2%
-1,8%
-2,3%
2,2%
5.848
5.813
5.822
5.788
5.685
5.557
5.510
5.538
5.660
Dec-17
Mar-18
Jun 18
Sep 18
Dec 18
Mar 19
Jun 19
Sep 19
Dec 19
Chile
Δ% QoQ

5,660
Headcount in Chile and New York at the end of the 4Q19

▲ + 2.2% (4Q19/3Q19)

▼ - 0.4% (4Q19/4Q18)

The total number of employees including the Itaú Corpbanca New York branch was 5,660 at the end of the fourth quarter of 2019, compared to 5,538 in the third quarter of 2019 and 5,685 at the end of the fourth quarter of 2018, a 0.4% reduction in headcount in the twelve-month period.

Itaú Corpbanca

28

Management Discussion & Analysis Income Statement Analysis Efficiency Ratio and Risk-Adjusted Efficiency Ratio We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the cost of credit. Risk-Adjusted Non-interest Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) + Cost of Credit Efficiency Ratio = Managerial Financial Margin + Commission and Fees Efficiency Ratio Risk-Adjusted Efficiency Ratio1 In the fourth quarter of 2019, our efficiency ratio reached 46.7%, a decrease of The risk-adjusted efficiency ratio, which also includes the cost of credit, 8.3 percentage points when compared to the third quarter of 2019. This was reached 90.7% in the fourth quarter of 2019, an increase of 15.3 percentage mainly related to higher operating revenues in the period. points compared to the previous quarter as a result of an increase in cost of credit. When compared to the fourth quarter of 2018, the efficiency ratio has de- crease 6.4 percentage points, mainly due to a higher Financial Margin with the When compared to the fourth quarter of 2018, the risk-adjusted efficiency Market related to a positive variation in the UF. ratio increased by 13.9 percentage points, also due to an increase in cost of credit. 1 Starting 3Q19 we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparison purposes. Net Operating Profit Before Credit & Counterparty Losses Distribution The chart below shows the portions of operating revenues used to cover non -interest expenses and cost of credit. Itaú Corpbanca 29

Management Discussion & Analysis | Income Statement Analysis

Itaú

Distribution Network

Points of Service in Chile

Our distribution network provides integrated financial services and products to our customers through diverse channels, including ATMs, branch offices (physical and digital), mobile banking, internet banking and telephone banking.

Branches | Chile and New York

As of December 31, 2019, we had 194 branches, stable when compared to the third quarter of 2019 and 8 branches lower or 4.0% less than in the fourth quarter of 2018. The latter is due to the second part of our enhanced branch network strategy meant to create additional savings after the Legal Day One (April 1, 2016).

In addition, starting in the fourth quarter 2017, we have further enhanced "Banco Condell" through the integration of 24 branches to "Itaú" spaces, enabling not only cost and operating savings but increasing productivity and customer satisfaction.

As a result, the brand composition in Chile has changed. By the end of the fourth quarter of 2019, we operated (i) 139 branch offices under the "Itaú" brand (24 exclusive for our segment Itaú Personal Bank); and (ii) 54 branches under the "Banco Condell" brand – our consumer finance division – (30 exclusive Condell branches and 24 integrated branches). It is important to mention that until the third quarter of 2019, we had a digital branch in the Personal Bank segment and that this quarter we opened an additional digital branch focused in our Itaú Sucursales segment. This reinforces our digital strategy by improving our customers' experience through digitalized channels. We also have one branch in New York.


56
55
55
55
55
55
55
55
54
145
149
147
147
147
147
139
139
140
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Dic-19
Itaú
Banco Condell*
Δ% Branches Chile QoQ

* *Historical data prior to 4Q 2017 includes "CorpBanca" branches*

Automated Teller Machines (ATMs) | Chile

By the end of the fourth quarter of 2019, the number of ATMs totaled 424 in Chile, 34 ATMs lower or a 7.4% reduction when compared to the third quarter 2019. This reduction is related to the social unrest events that happened in Chile in the period. Additionally, our customers had access to over 7,000 ATMs in Chile through our agreement with Redbanc.


234
50
34
14
14
13
12
12
11
235
429
432
450
450
450
452
446
413
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Dic-19
Itaú
Banco Condell*
Δ% ATMs Chile QoQ

* *Historical data prior to 1Q 2018 includes "Corpbanca" ATM's.*

Itaú Corpbanca

30

Management Discussion & Analysis | Balance Sheet

Itaú

Credit Portfolio

Highlight

- At the end of the fourth quarter of 2019, our total consolidated credit portfolio in Chile reached Ch$18.3 trillion, an increase of 2.5% from the previous quarter and of 8.7% from the fourth quarter of 2018.

Credit Portfolio by Products

In the following table, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better under standing of the performance of these portfolios, the main product groups of each segment are presented below:

In Ch$ million, end of period	4Q19	3Q19	change	4Q18	change
Wholesale lending - Chile	**12,123,612**	**11,884,880**	**2.0%**	**11,199,820**	**8.2%**
Commercial loans	10,266,249	10,066,389	2.0%	9,584,620	7.1%
Foreign trade loans	1,109,169	1,100,862	0.8%	928,443	19.5%
Leasing and factoring	748,194	717,629	4.3%	686,757	8.9%
Retail lending - Chile	**6,134,839**	**5,925,995**	**3.5%**	**5,603,948**	**9.5%**
Residential Mortgage loans	**4,211,094**	**4,040,448**	**4.2%**	**3,852,962**	**9.3%**
Consumer loans	**1,923,745**	**1,885,547**	**2.0%**	**1,750,986**	**9.9%**
Consumer installment loans	1,311,782	1,292,760	1.5%	1,178,399	11.3%
Current account overdrafts	204,409	202,677	0.9%	206,479	-1.0%
Credit card debtors	407,109	389,614	4.5%	365,474	11.4%
Other loans and receivables	445	496	-10.3%	634	-29.8%
TOTAL LOANS	18,258,451	17,810,875	2.5%	16,803,768	8.7%

Our portfolio in Chile grew 8.7% year-over-year, showing a gradual convergence to the pace of the overall market. This comes as the result of the dynamics we've been highlighting in our previous reports.

Our commercial loans converged to market pace as we concluded the reduction of non-core exposures and further strengthened client relationships and service levels. In the fourth quarter of 2019, the wholesale portfolio increased 2.0%, totaling Ch$12.12 trillion. We have grown our commercial portfolio at a 8.2% pace in the last 12-month period ended in December 31, 2019, and 9.0% when excluding student loans that are part of this portfolio.

Our retail loan portfolio reached Ch$6.13 trillion at the end of the fourth quarter of 2019, an increase of 3.5% compared to the previous quarter. Our consumer loan portfolio continues to outperform the overall market speed, leveraged by our segmentation strategy and improvements in digital offer and overall client service and should continue to lead our rebalance to a higher yielding portfolio mix. On the mortgage front, we expect to continue to boost recent trends as we have redesigned our operational model and value proposition for this product.

The final quarter of 2019 was dominated by social unrest in Chile that led to disruptions of some business operations, damage to infrastructure and a significant deterioration of private sentiment amid elevated uncertainty. The increased volatility of the domestic macroeconomic scenario called for a political response that included a significant fiscal stimulus package, reforms and a cross-party agreement for an April referendum on whether to rewrite the Chilean constitution. Meanwhile, the Chilean Central Bank intervened in the FX market and adopted liquidity measures to avoid an excessive strain on the domestic financial market from investment portfolio adjustments. By year end, protest action reduced and volatility decreased, allowing for a gradual normalization of operations.

Itaú Corpbanca

31

Management Discussion & Analysis | Income Statement Analysis

Itaú

Managerial Results | Breakdown for Colombia

Net Income analysis for Colombia presented below is based on the Managerial Income Statement with the adjustments shown on pages 19 and 20:

In Ch$ million	4Q19			3Q19			%	4Q18			%
	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency
Operating Revenues	**75,636**	**1,069**	**76,705**	**78,131**	**6,579**	**84,710**	**-9.4%**	**81,978**	**6,059**	**88,037**	**-12.9%**
Managerial Financial Margin	65,068	933	66,001	68,114	5,738	73,852	-10.6%	70,953	5,230	76,182	-13.4%
Financial Margin with Clients	58,996	806	59,802	57,694	4,877	62,571	-4.4%	62,686	4,620	67,306	-11.1%
Financial Margin with the Market	6,071	127	6,199	10,420	861	11,281	-45.1%	8,267	609	8,876	-30.2%
Commissions and Fees	10,568	136	10,704	10,017	841	10,858	-1.4%	11,025	829	11,854	-9.7%
Cost of Credit	**(23,835)**	**(124)**	**(23,959)**	**(23,323)**	**(1,996)**	**(25,320)**	**-5.4%**	**(16,147)**	**(1,287)**	**(17,434)**	**37.4%**
Provision for Loan Losses	(29,660)	(167)	(29,828)	(28,636)	(2,442)	(31,079)	-4.0%	(22,605)	(1,766)	(24,371)	22.4%
Recovery of Loans Written Off as Losses	5,826	43	5,869	5,313	446	5,759	1.9%	6,458	480	6,938	-15.4%
Non-interest Expenses	**(57,694)**	**(754)**	**(58,448)**	**(45,747)**	**(3,862)**	**(49,610)**	**17.8%**	**(45,039)**	**(3,349)**	**(48,388)**	**20.8%**
Personnel Expenses	(25,325)	(348)	(25,673)	(22,402)	(1,889)	(24,291)	5.7%	(21,273)	(1,571)	(22,844)	12.4%
Administrative Expenses	(29,072)	(358)	(29,430)	(20,797)	(1,759)	(22,555)	30.5%	(20,263)	(1,519)	(21,782)	35.1%
Depreciation, Amortization and Impairment	(3,296)	(49)	(3,344)	(2,549)	(214)	(2,763)	21.0%	(3,503)	(259)	(3,762)	-11.1%
Income before Tax and Minority Interests	**(5,893)**	**191**	**(5,702)**	**9,060**	**721**	**9,781**	**-158.3%**	**20,792**	**1,423**	**22,215**	**-125.7%**
Income Tax Expense	3,911	(123)	3,788	(1,749)	(123)	(1,871)	-302.4%	(10,058)	(695)	(10,752)	-135.2%
Minority Interests in Subsidiaries	1,139	(20)	1,119	(2,355)	(193)	(2,548)	-143.9%	(3,189)	(216)	(3,404)	-132.9%
Costs of hedge positions	(3,032)	(36)	(3,069)	(2,656)	(226)	(2,882)	6.5%	260	32	292	-1152.2%
Recurring Net Income	**(3,875)**	**12**	**(3,864)**	**2,301**	**179**	**2,480**	**-255.8%**	**7,806**	**545**	**8,350**	**-146.3%**

In Ch$ million	12M19			12M18			%
	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency
Operating Revenues	**321,588**	**21,220**	**342,808**	**321,974**	**17,527**	**339,501**	**1.0%**
Managerial Financial Margin	282,393	18,739	301,132	283,018	15,426	298,444	0.9%
Financial Margin with Clients	238,438	15,567	254,004	246,887	13,546	260,433	-2.5%
Financial Margin with the Market	43,956	3,172	47,128	36,131	1,880	38,011	24.0%
Commissions and Fees	39,194	2,482	41,676	38,956	2,101	41,057	1.5%
Cost of Credit	**(87,628)**	**(5,370)**	**(92,998)**	**(102,504)**	**(5,669)**	**(108,172)**	**-14.0%**
Provision for Loan Losses	(106,396)	(6,478)	(112,874)	(116,031)	(6,457)	(122,488)	-7.8%
Recovery of Loans Written Off as Losses	18,768	1,109	19,877	13,527	788	14,315	38.8%
Non-interest Expenses	**(191,274)**	**(11,732)**	**(203,007)**	**(182,560)**	**(9,936)**	**(192,496)**	**5.5%**
Personnel Expenses	(92,068)	(5,830)	(97,898)	(87,231)	(4,781)	(92,013)	6.4%
Administrative Expenses	(86,793)	(5,107)	(91,899)	(83,903)	(4,543)	(88,446)	3.9%
Depreciation, Amortization and Impairment	(12,413)	(796)	(13,209)	(11,426)	(612)	(12,038)	9.7%
Income before Tax and Minority Interests	**42,685**	**4,119**	**46,804**	**36,911**	**1,922**	**38,833**	**20.5%**
Income Tax Expense	(12,379)	(1,443)	(13,822)	(6,923)	(400)	(7,322)	88.8%
Minority Interests in Subsidiaries	(8,984)	(837)	(9,821)	(8,736)	(440)	(9,176)	7.0%
Costs of hedge positions	(10,274)	(674)	(10,947)	(9,824)	(477)	(10,301)	6.3%
Recurring Net Income	**11,049**	**1,165**	**12,214**	**11,428**	**605**	**12,034**	**1.5%**

(1) Refers to the elimination of the impact of the foreign exchange rate variation, by converting all figures from each of the periods analyzed at a single foreign exchange rate: Ch$0.2284 per COP as of December 31, 2019.

Itaú Corpbanca

32

Management Discussion & Analysis | Income Statement Analysis

Managerial Financial Margin

Highlight

- The financial margin with clients reduction is mainly due to sale of corporate assets that generated a negative impact in Chilean GAAP.
- The decrease of financial margin with the market is mainly driven by lower gains in asset and liability management and trading results in the quarter.

Managerial Financial Margin

Financial Margin with Clients ▼ - 4.4% (4Q19/3Q19)
Ch$ 59.8 million ▼ - 11.1% (4Q19/4Q18)

Financial Margin with the Market ▼ - 45.1% (4Q19/3Q19)
Ch$ 6.2 million ▼ - 30.2% (4Q19/4Q18)

Ch$ million


76,182
8,876
67,306
81,962
15,972
65,990
79,317
13,676
65,641
73,852
11,281
62,571
66,001
6,199
59,802
4Q18
1Q19
2Q19
3Q19
4Q19
Financial Margin with Clients
Financial Margin with Market

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2284 per COP as of December 31, 2019.

Financial Margin with Clients

Financial margin with clients comprises our spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, that is the difference between the amount received in loan operations and the cost of money charged by treasury banking and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Working capital margin is the interest on working capital at the TPM interest rate.

Change in the Financial Margin with Clients Breakdown


62,571
(443)
(533)
260
(2,053)
59,802
1
2
3
4
3Q19
Loan Portfolio Mix
Average Loan Portfolio, Loan Spreads and Liabilities Margin
Comercial spreads on derivatives and FX transactions with clients
Working Capital and other
4Q19

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2284 per COP as of December 31, 2019.

1. **Loan portfolio mix (-Ch$443 million)**: due to increase of the commercial loans portfolio that has lower spreads than consumer loans portfolio.
2. **Average asset portfolio, assets spreads and liabilities margin (-Ch$553 million)**: mainly related to a decrease in activity in the consumer portfolio and a lower credit card spreads.
3. **Commercial spreads on derivatives and FX transactions with clients (+Ch260 million)**: higher activity in derivatives and FX transactions with wholesale clients.
4. **Working capital and others (-Ch2,053 million)**: negative effect due to sale of non-core corporate assets in the quarter.

Itaú Corpbanca 33

Management Discussion & Analysis | Income Statement Analysis

Annualized average rate of financial margin with clients


4.0%
4.1%
3.9%
3.9%
3.8%
3.0%
2.4%
2.9%
2.3%
2.3%
4Q18
1Q19
2Q19
3Q19
4Q19
Financial margin with clients
Risk-adjusted financial margin with clients

In Ch$ millions, end of period	4Q19 Average Balance	4Q19 Financial Margin	4Q19 Average Rate	3Q19 Average Balance	3Q19 Financial Margin	3Q19 Average Rate
Financial Margin with Clients	6,256,418	59,802	3.8%	6,470,766	62,571	3.9%
Cost of Credit		(23,959)			(25,320)	
Risk-Adjusted Financial Margin with Clients	6,256,418	35,843	2.3%	6,470,766	37,251	2.3%

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2284 per COP as of December 31, 2019.

Financial Margin with Clients:

▼ - 5 bp

- Negative impact associated with sale of corporate assets in 4Q19.

Risk-Adjusted Financial Margin with Clients:

▼ - 1 bp

- Decrease in the rate of financial margin with clients due de corporate asset offset by the decrease in cost of credit.

Financial Margin with the Market

Financial margin with the market includes (i) treasury banking, which manages mismatches of assets and liabilities (ALM – Assets and Liability Management), tenors and interest, foreign exchange and other rates and (ii) treasury trading which manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite.

Financial margin with the market decreased by 45.1% in 4Q19 compared to 3Q19. This decrease is mainly due to lower gains in assets and liability management and trading results in the period.


Ch$ million
9,503
11,590
12,204
12,451
11,782
8,876
15,972
13,676
11,281
6,199
4Q18
1Q19
2Q19
3Q19
4Q19
Financial Margin with the Market
1-year moving average

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2284 per COP as of December 31, 2019.

Itaú Corpbanca
34

Management Discussion & Analysis | Income Statement Analysis

Commissions and Fees

Highlights

- In the fourth quarter of 2019, commissions and fees amounted to Ch$10.7 billion, a 1.4% decrease from the previous quarter mainly driven by a decrease in asset management and higher expenses of credit card sale commissions and loyalty programs.
- When compared to the same quarter of 2018, commissions and fees decreased 9.7%, primarily due to lower income of corporate finance and higher expense in credit card sale commissions.
- Asset Management fees and Cash Management fees explain roughly 50% of our total commission and fees in Colombia, 30% and 19%, respectively in 4Q19 (stable when compared to 3Q19).

In Ch$ million	4Q19	3Q19	change		4Q18	change		12M19	12M18	change	
Insurance Brokerage	1,738	1,637	101	6.1%	1,806	(68)	-3.8%	7,319	6,768	551	8.1%
Credit Operations and Guarantees Provided	1,334	1,014	320	31.6%	1,635	(301)	-18.4%	5,003	5,365	(361)	-6.7%
Asset Management	3,251	3,605	(354)	-9.8%	2,968	283	9.5%	13,232	11,274	1,958	17.4%
Financial Advisory	1,975	927	1,048	113.0%	2,374	(399)	-16.8%	4,489	6,084	(1,595)	-26.2%
Cash Management	2,030	1,918	112	5.9%	1,755	275	15.7%	7,360	6,403	956	14.9%
Others	376	1,757	(1,381)	-78.6%	1,316	(940)	-71.4%	4,273	5,163	(890)	-17.2%
Total Commissions and Fees	**10,704**	**10,858**	**(154)**	**-1.4%**	**11,854**	**(1,150)**	**-9.7%**	**41,676**	**41,057**	**619**	**1.5%**

Note: Commissions and fees for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2284 per COP as of December 31, 2019.

Commissions and Fees Breakdown

4Q19


16%
12%
30%
18%
19%
4%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory
Cash Management
Others

3Q19


15%
9%
33%
9%
18%
16%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory
Cash Management
Others

Itaú Corpbanca

35

Management Discussion & Analysis | Income Statement Analysis
Itaú

Cost of Credit

In Ch$ million	4Q19	3Q19	change		4Q18	change		12M19	12M18	change	
Provision for Loan Losses	(29,828)	(31,079)	1,251	-4.0%	(24,371)	(5,456)	22.4%	(112,874)	(122,488)	9,613	-7.8%
Recovery of Loans Written Off as Losses	5,869	5,759	110	1.9%	6,938	(1,069)	-15.4%	19,877	14,315	5,561	38.8%
Cost of Credit	**(23,959)**	**(25,320)**	**1,361**	**-5.4%**	**(17,434)**	**(6,525)**	**37.4%**	**(92,998)**	**(108,172)**	**15,175**	**-14.0%**

Note: Cost of credit for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2284 per COP as of December 31, 2019.

In the fourth quarter of 2019, cost of credit amounted to Ch$24.0 billion, a 5.4% decrease from the previous quarter, due to a better result in the sale of assets received in lieu of payment.

When compared to the fourth quarter of 2018, there is a 37.4% increase mainly related to a specific wholesale client.

Cost of Credit and Loan Portfolio


1.4
2.1
1.3
2.0
2.0
24,371
17,434
30,388
27,003
21,579
16,716
31,079
25,320
29,828
23,959
4Q18
1Q19
2Q19
3Q19
4Q19
Provision from loan losses (Ch$ million)
Cost of credit (Ch$ million)
Cost of credit / Loan portfolio* - Annualized (%)

Note: Provision from loan losses and cost of credit for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2284 per COP as of December 31, 2019.

At the end of the fourth quarter of 2019, our provision for loan losses was Ch$29.8 billion, 4.0% lower than the third quarter 2019.

The provision for loan losses over loan portfolio was stable when compared to 3Q19 and 58 basis points higher than the fourth quarter of last year as we had corporate credit events in the period.

Allowance for Loan Losses and Loan Portfolio


5.83
6.40
6.02
5.72
5.63
5.72
5.44
5.30
5.55
302,441
309,107
296,456
284,042
282,958
284,535
277,247
271,946
271,141
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
Allowances for loan losses (Ch$ million) - Colombia
Allowances for loan losses / Loan portfolio (%)

Note: Allowance for loan losses for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2284 per COP as of December 31, 2019.

As of December 31, 2019, the loan portfolio decreased by 4.4% in constant currency compared to September 30, 2019, reaching Ch$4.90 trillion, whereas the allowance for loan losses decreased 0.3% in the quarter, totaling Ch$271.1 billion. The ratio of allowance for loan losses to loan portfolio increased from 5.30% as of September 30, 2019 to 5.55% as of December 31, 2019.

Itaú Corpbanca
36

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 37 Delinquency Ratios NPL Ratio (%) | over 90 days Non-Performing Loans NPL Ratio (%) by Segments | over 90 days Coverage Ratio (%) | 90 days The portfolio of credits 90 days overdue increased 15% in the fourth quarter of 2019 compared to the previous quarter and 33% compared to the same period of the previous year, mainly driven by an increase in NPLs of commercial loans 90 days overdue related to a specific wholesale client. In December 2019, the NPL ratio over 90 days for commercial and mortgage loans show an increase of 0.97% and 0.29% respectively compared to the previous quarter. The NPL ratio over 90 days for consumer loans remained flat during the 4Q19 and 3Q19. Total NPL ratio over 90 days increased from 3.47% to 4.17% in the fourth quarter. The NPL ratio of credits 90 days overdue increased 70 basis points in the fourth quarter of 2019 compared to the previous quarter, and reached 4.17% by the end of December 2019. Compared to the same period of 2018, the ratio increased 111 basis points. As of December 31, 2019, the 90-day coverage ratio reached 133%, a decrease of 20 percentage points compared to the previous quarter. On a 12-month comparison, the total 90-day coverage ratio decreased 51 percentage points. Note: NPLs for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2284 per COP as of December 31, 2019. Credit Quality Ch$ million

Management Discussion & Analysis | Income Statement Analysis

Itaú

Loan Portfolio Write-Off


3.93
3.46
2.01
49.1
43.0
2.30
0.73
1.69
1.99
1.85
1.08
24.6
27.7
25.5
23.6
21.2
9.1
13.6
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
Write-off (Ch$ billion) - Colombia
Write-off / Loan Portfolio* - Annualized (%)

* Loan portfolio average balance of the two previous quarters.

Note: Write-off for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2284 per COP as of December 31, 2019.

In the fourth quarter of 2019, the loan portfolio write-off totaled Ch$27.7 billion, a 17.7% increase compared to the previous quarter. The ratio of written-off operations to loan portfolio average balance reached 2.3%, a 44 basis points increase compared to the third quarter of 2019.

NPL Creation

Ch$ billion


52.3
54.5
54.4
20.3
27.1
31.8
35.5
24.5
10.0
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19

Note: NPL creation for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2284 per COP as of December 31, 2019.

In the fourth quarter of 2019, NPL Creation reached Ch$54.4 billion up 53.2% compared to the previous period.

Recovery of Loans Written-off as Losses

Ch$ million


6,938
3,385
4,863
5,759
5,869
4Q18
1Q19
2Q19
3Q19
4Q19
Recovery of Loan Written-off as Losses (Ch$ million) - Colombia

Note: Recovery of loans written-off as losses for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2284 per COP as of December 31, 2019.

In this quarter, income from recovery of loans written-off as losses increased Ch$110 million, or 1.9% from the previous quarter.

Compared to the same quarter in 2018, the income from recovery of loans written-off as losses decreased by Ch$1.07 billion.

NPL Creation Coverage


503
112
73
92
43
4Q18
1Q19
2Q19
3Q19
4Q19
Colombia (%)

In the fourth quarter of 2019, total NPL Creation coverage reached 43%, a decrease of 49 percentage points compared to the previous quarter. This is the first time since the merger in which the indicator is under 100% for the twelve-month period average.

The trend shown since 4Q16 reflects that our portfolio is still more concentrated in wholesale loans where we anticipate the provision compared to overdue loans.

Itaú Corpbanca 38

Management Discussion & Analysis | Income Statement Analysis

Itaú

Non-interest Expenses

Highlights

- Non-interest expenses amounted to Ch$58.4 billion in the quarter, a 17.8% increase as compared to the third quarter of 2019 on the back of higher administrative expenses which increased 30.5%.

In Ch$ million	4Q19	3Q19	change		4Q18	change		12M19	12M18	change	
Personnel expenses	(25,673)	(24,291)	(1,382)	5.7%	(22,844)	(2,829)	12.4%	(97,898)	(92,013)	(5,885)	6.4%
Administrative expenses	(29,430)	(22,555)	(6,875)	30.5%	(21,782)	(7,648)	35.1%	(91,899)	(88,446)	(3,454)	3.9%
Personnel and Administrative Expenses	**(55,103)**	**(46,846)**	**(8,257)**	**17.6%**	**(44,626)**	**(10,478)**	**23.5%**	**(189,797)**	**(180,458)**	**(9,339)**	**5.2%**
Depreciation, amortization and impairment	(3,344)	(2,763)	(581)	21.0%	(3,762)	417	-11.1%	(13,209)	(12,038)	(1,171)	9.7%
Total Non-interest Expenses	**(58,448)**	**(49,610)**	**(8,838)**	**17.8%**	**(48,388)**	**(10,060)**	**20.8%**	**(203,007)**	**(192,496)**	**(10,510)**	**5.5%**

Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2284 per COP as of December 31, 2019.

Personnel Expenses

Personnel expenses reached Ch$25.7 billion in the fourth quarter of 2019, a 5.7% increase when compared to the previous quarter. Compared to the fourth quarter of 2018, there is a 12.4% increase in expenses. This is mainly explained by higher compensation expenses incurred at the end of this year.

Administrative Expenses

Administrative expenses amounted to Ch$29.4 billion in the fourth quarter of 2019, a 30.5% increase compared to the previous quarter mainly due to software development, security and extraordinary expenses due to early branches closure. When compared to the fourth quarter of 2018, there is a 35.1% increase.

Depreciation and Amortization

Depreciation, amortization and impairment expenses totaled Ch$3.3 billion in the fourth quarter of 2019, a 21.0% increase versus the third quarter of 2019. This is explained primarily by the investment made in the development of software and systems which increased the base of intangibles on our balance sheet.

Headcount


-1.2%
-2.3%
-0.8%
-1.0%
-0.1%
-0.3%
-1.6%
-0.4%
-2.6%
3,644
3,561
3,533
3,498
3,494
3,485
3,430
3,417
3,327
Dec-17
Mar-18
Jun.18
Sep.18
Dec.18
Mar.19
Jun.19
Sep.19
Dic.19
Colombia
Δ% QoQ

3,327
Headcount in Colombia and Panamá at the end of the 4Q19

- ▼ **- 2.6%** (4Q19/3Q19)
- ▼ **- 4.8%** (4Q19/4Q18)

The total number of employees including Itaú (Panama) was 3,327 at the end of the fourth quarter of 2019, compared to 3,417 in the third quarter of 2019 and 3,494 at the end of the third quarter of 2018, a 4.8% reduction in headcount for a 12-month period ended December 31, 2019.

Itaú Corpbanca

39

Management Discussion & Analysis Income Statement Analysis Efficiency Ratio and Risk-Adjusted Efficiency Ratio We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the result from loan losses. Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2284 per COP as of December 31, 2019. Risk-Adjusted Non-interest Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) + Cost of Credit Efficiency Ratio = Managerial Financial Margin + Commissions and Fees Efficiency Ratio Risk-Adjusted Efficiency Ratio1 In the fourth quarter of 2019, our efficiency ratio reached 76.3%, an increase of The risk-adjusted efficiency ratio, which also includes the cost of credit, 17.7 percentage points when compared to the third quarter of 2019. This was reached 107.8% in the fourth quarter of 2019, a 19.4 percentage points in-mainly due to lower operating revenues driven by a decrease in financial mar- crease, compared to the previous quarter as a result of higher cost of credit as gin with clients, lower treasury results and an increase in personnel and admin- well as lower operating revenues as previously mentioned in this report. istrative expenses. When compared to the fourth quarter of 2018, the risk-adjusted efficiency ratio When compared to the fourth quarter of 2018, the efficiency ratio increased increased by 33.2 percentage points due to a 20.8% increase in cost of credit 21.4 percentage points, primarily due to a decrease in operating revenues on and a 37.4% increase administrative expenses. the back of lower financial margin as well as higher non-interest expenses. 1 Starting 3Q19, we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparison purposes. Net Operating Profit Before Loan Losses Distribution The chart below shows the portions of net operating profit before loan losses used to cover operating expenses and result fro m loan losses. Itaú Corpbanca 40

Management Discussion & Analysis Income Statement Analysis Distribution Network Points of Service in Colombia Automated Teller Machines (ATMs) | Colombia Our distribution network provides integrated financial services and By the end of the fourth quarter of 2019, the number of ATMs totaled 147 products to our customers through diverse channels, including ATMs, in Colombia, a 13.5% decrease compared to the third quarter of 2019. branch offices, internet banking and telephone banking . This is connected to the footprint optimization implemented this quarter. However, our customers continued to have access to over 16,000 ATMs in Colombia through Colombia’s financial institutions. Branches | Colombia and Panama As of December 31, 2019, we had 127 branches in both Colombia and Panama under the brand “Itaú”, 26 branches or 17.0% less compared to the previous quarter. This reduction is related to a footprint optimization implemented this quarter. In May 2017, we began the introduction of the “Itaú” brand in the retail market, which was completed after the rebranding of the Helm’s branch network. Itaú Corpbanca 41

Management Discussion & Analysis | Balance Sheet

Itaú

Credit Portfolio

Highlight

- Excluding the effect of the foreign exchange variation, at the end of the fourth quarter of 2019, the Colombian portfolio decreased 4.4% and reached Ch$4.90 trillion when compared to the previous quarter and decreased 2.4% during the 12-month period ended in December 31, 2018.

Credit Portfolio by Products

In the following table, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better under standing of the performance of these portfolios, the main product groups of each segment are presented below:

In Ch$ million, end of period	4Q19	3Q19	change	4Q18	change
Wholesale lending	**3,356,174**	**3,559,053**	**-5.7%**	**3,403,439**	**-1.4%**
Commercial loans	2,860,074	3,053,604	-6.3%	2,892,560	-1.1%
Current account overdrafts	6,978	16,740	-58.3%	7,193	-3.0%
Leasing and factoring	478,119	476,059	0.4%	482,629	-0.9%
Other loans and receivables	11,003	12,650	-13.0%	21,058	-47.7%
Retail lending	**1,539,431**	**1,560,071**	**-1.3%**	**1,614,182**	**-4.6%**
Residential Mortgage loans	**664,947**	**661,435**	**0.5%**	**633,081**	**5.0%**
Housing leasing	336,586	335,760	0.2%	333,276	1.0%
Other mortgage loans	328,361	325,675	0.8%	299,805	9.5%
Consumer loans	**874,484**	**898,637**	**-2.7%**	**981,101**	**-10.9%**
Consumer loans payments	693,256	717,530	-3.4%	793,812	-12.7%
Current account overdrafts	2,329	2,945	-20.9%	3,217	-27.6%
Credit card debtors	130,632	126,916	2.9%	123,968	5.4%
Leasing consumer	2,668	3,356	-20.5%	5,947	-55.1%
Other loans and receivables	45,599	47,890	-4.8%	54,156	-15.8%
TOTAL LOANS	**4,895,605**	**5,119,124**	**-4.4%**	**5,017,621**	**-2.4%**

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2284 per COP as of December 31, 2019.

In terms of wholesale lending, the loan portfolio decreased 5.7% in the fourth quarter of 2019, totaling Ch$3.36 trillion.

Our retail loan portfolio reached Ch$1.54 trillion at the end of the fourth quarter of 2019, a decrease of 1.3% compared to the previous quarter. Residential mortgage loans reached Ch$664.9 billion at the end of the fourth quarter of 2019, an increase of 0.5% compared to the previous quarter and of 5.0% compared to the 12-month period ended December 31, 2019. On the other hand, consumer loans reached Ch$874.5 billion, a 2.7% decrease when compared to the previous quarter and 10.9% decrease when compared to the 12-month period ended December 31, 2019.

Colombia faced its own version of protest actions in 4Q19, but it was mostly peaceful and not as disruptive or persistent as in other countries in the region.

Commercial activity continued to increase in 2019 (3.4% yoy in 4Q19 and 3.3% in 2019 as compared to a 2.6% in 2018) with private consumption leading the charge, as healthy credit growth offsets low confidence due to the social unrest presented in the period.

Itaú Corpbanca

42

Management Discussion & Analysis | Balance Sheet

Balance Sheet

Assets

In Ch$ million, end of period	4Q19	3Q19	change	4Q18	change
Cash and deposits in banks	1,009,681	828,517	21.9%	987,680	2.2%
Cash items in process of collection	231,305	600,402	-61.5%	318,658	-27.4%
Trading investments	181,402	219,179	-17.2%	86,938	108.7%
Investments under resale agreements	75,975	168,945	-55.0%	109,467	-30.6%
Financial derivatives contracts	3,154,957	3,208,718	-1.7%	1,368,957	130.5%
Interbank loans, net	56,205	109,516	-48.7%	341,244	-83.5%
Loans and accounts receivable from customers, net of loan loss allowances	22,373,638	21,825,974	2.5%	20,833,935	7.4%
Available-for-sale investments	3,593,204	2,592,082	38.6%	2,650,776	35.6%
Held-to-maturity investments	115,682	150,726	-23.3%	198,910	-41.8%
Investments in associates and other companies	14,938	9,689	54.2%	10,555	41.5%
Intangible assets[1]	1,617,745	1,584,075	2.1%	1,613,807	0.2%
Property, plan and equipment	262,521	260,987	0.6%	95,564	174.7%
Current taxes	85,516	75,583	13.1%	118,089	-27.6%
Deferred taxes	184,167	177,563	3.7%	159,639	15.4%
Other assets	783,447	664,845	17.8%	561,435	39.5%
Total Assets	**33,740,383**	**32,476,801**	**3.9%**	**29,455,654**	**14.5%**

1– Includes right-of-use assets under lease agreements arisen from IFRS 16 adoption since January 1, 2019.

At the end of the fourth quarter of 2019, our assets totaled Ch$33.7 trillion, an increase of Ch$1,264 billion or 3.9% from the previous quarter mainly driven by higher net loan portfolio and derivatives as presented below:



Ch$ billion
928
548
303
(369)
(93)
(54)
1,264
Securities Investment portfolio*
Loan portfolio, net
Total other assets**
Cash items in process of collection
Investments under resale agreements
Financial derivatives contracts
Assets Change Dec-19 - Sep-19

Compared to the previous year, total assets increased by Ch$4,285 billion or 14.5%. The main changes are presented below:



Ch$ billion
1,786
1,540
954
126
(87)
(33)
4,285
Financial derivatives contracts
Loan portfolio, net
Securities Investment portfolio*
Total other assets**
Cash items in process of collection
Investments under resale agreements
Assets Change Dec-19 - Dec-18

* **Securities Investment portfolio**: Trading investments, available-for-sale investments and held-to-maturity investments.
** **Total other assets**: Investments in other companies, Intangible assets, Property, plant and equipment, Current taxes, Deferred taxes and Other assets.

Asset Breakdown

December 31, 2019

Ch$ 33.7 billion

▲ 3.9% (vs. Sep-19)
▲ 14.5% (vs. Dec-18)



4.8%
0.2%
2.3%
9.4%
11.5%
3.2%
68.6%
Loans
Cash, deposits in banks and interbank loans
Financial investments
Financial derivatives contracts
Repos
Intangible assets
Other assets

Chile and Colombia

The chart below shows the contribution of Chile and Colombia to the total consolidated assets.

Ch$ 27.2 billion
▲ 3.0% (Dec-19 vs. Sep-19)
▲ 19.1% (Dec-19 vs. Dec-18)

Ch$ 6.6 billion
▲ 8.0% (Dec-19 vs. Sep-19)
▼ 1.3% (Dec-19 vs. Dec-18)



Ch$ billion
28,061
28,733
29,331
29,075
29,456
29,602
31,163
32,477
33,740
22%
23%
23%
23%
23%
22%
21%
19%
19%
78%
77%
77%
77%
77%
78%
79%
81%
81%
Chile
Colombia

Itaú Corpbanca
43

Management Discussion & Analysis | Balance Sheet

Itaú

Liabilities

In Ch$ million, end of period	4Q19	3Q19	change	4Q18	change
Deposits and other demand liabilities	4,873,448	4,379,085	11.3%	4,300,475	13.3%
Cash items in process of being cleared	164,573	542,067	-69.6%	247,165	-33.4%
Obligations sold under repurchase agreements	559,457	390,488	43.3%	1,015,614	-44.9%
Time deposits and other time liabilities	11,620,187	11,030,415	5.3%	10,121,111	14.8%
Financial derivatives contracts	2,938,034	2,869,865	2.4%	1,112,806	164.0%
Interbank borrowings	2,646,756	2,432,249	8.8%	2,327,723	13.7%
Issued debt instruments	6,408,356	6,282,910	2.0%	6,010,124	6.6%
Other financial liabilities	12,966	14,057	-7.8%	12,400	4.6%
Current taxes	13	8	-	1,191	-
Deferred taxes	263	274	-4.0%	471	-44.2%
Provisions	194,107	196,844	-1.4%	237,170	-18.2%
Other liabilities[1]	881,838	684,335	28.9%	521,792	69.0%
Total Liabilities	**30,299,998**	28,822,597	**5.1%**	**25,908,042**	**17.0%**
Attributable to Shareholders	**3,346,102**	3,427,114	**-2.4%**	**3,324,531**	**0.6%**
Non-controlling interest	94,283	227,090	-58.5%	223,081	-57.7%
Total Equity and Liabilities	**33,740,383**	**32,476,801**	**3.9%**	**29,455,654**	**14.5%**

1– Includes lease liabilities arisen from IFRS 16 adoption since January 1, 2019.

The main changes in liabilities at the end of the fourth quarter of 2019, compared to the previous quarter, are presented in the chart below:


Ch$ billion
590
494
169
125
68
(183)
1,264
Time deposits and other time liabilities
Deposits and other demand liabilities
Obligations sold under repurchase agreements
Issued debt instruments
Financial derivatives contracts
Total other liabilities*
Total equity and liabilities Change Dec-19 - Sep-19

Compared to the previous year, the main changes in liabilities are highlighted as follows:


Ch$ billion
1,825
1,499
573
445
398
(456)
4,285
Financial derivatives contracts
Deposits and other demand liabilities
Time deposits and other time liabilities
Total other liabilities*
Issued debt instruments
Obligations sold under repurchase agreements
Total equity and liabilities Change Dec-19 - Dec-18

* **Total other liabilities:** Cash items in process of being cleared, interbank borrowings, other financial liabilities, current taxes, deferred taxes, provisions, other liabilities (including lease liabilities arising from IFRS 16 adoption since January 2019), capital, reserves, valuation adjustment, income for the period, minus: provision for mandatory dividend and non-controlling interest.

Itaú Corpbanca

44

Management Discussion & Analysis | Balance Sheet by Currency
Itaú

Balance Sheet by Currency

Assets | December 31, 2019

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Cash and deposits in banks	1,009,681	611,672	262,828	-	348,844	398,009
Cash items in process of collection	231,305	230,595	150,463	-	80,132	710
Trading investments	181,402	109,924	109,924	-	-	71,478
Investments under resale agreements	75,975	46,686	46,686	-	-	29,289
Financial derivatives contracts	3,154,957	3,061,530	2,278,658	324,414	458,458	93,427
Interbank loans, net	56,205	19,267	(93)	-	19,360	36,938
Loans and accounts receivable from customers, net of loan loss allowances	22,373,638	17,749,174	5,722,955	8,749,298	3,276,921	4,624,464
Available-for-sale investments	3,593,204	2,748,183	1,600,147	1,023,726	124,310	845,021
Held-to-maturity investments	115,682	30,132	-	-	30,132	85,550
Investments in associates other companies	14,938	11,166	11,166	-	-	3,772
Intangible assets	1,617,745	1,444,865	1,443,761	-	1,104	172,880
Property, plant and equipment	262,521	202,365	194,007	-	8,358	60,156
Current taxes	85,516	30,510	30,773	-	(263)	55,006
Deferred taxes	184,167	176,441	158,174	-	18,267	7,726
Other assets	783,447	706,785	284,599	91,456	330,730	76,662
Total Assets	**33,740,383**	**27,179,295**	**12,294,048**	**10,188,894**	**4,696,353**	**6,561,088**

Liabilities | December 31, 2019

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Deposits and other demand liabilities	4,873,448	2,765,496	2,255,736	2,855	506,905	2,107,952
Cash items in process of being cleared	164,573	164,573	100,395	-	64,178	-
Obligations sold under repurchase agreements	559,457	499,136	499,136	-	-	60,321
Time deposits and other time liabilities	11,620,187	9,700,785	7,952,973	391,679	1,356,133	1,919,402
Financial derivatives contracts	2,938,034	2,839,914	1,960,447	402,899	476,568	98,120
Interbank borrowings	2,646,756	1,883,900	-	-	1,883,900	762,856
Issued debt instruments	6,408,356	5,687,763	763,503	4,924,260	-	720,593
Other financial liabilities	12,966	12,966	12,956	10	-	-
Current taxes	13	(757)	(757)	-	-	770
Deferred taxes	263	8	-	-	8	255
Provisions	194,107	112,131	112,131	-	-	81,976
Other liabilities	881,838	792,117	266,473	397,719	127,925	89,721
Total Liabilities	**30,299,998**	**24,458,032**	**13,922,993**	**6,119,422**	**4,415,617**	**5,841,966**
Capital	1,862,826	1,772,298	1,772,298	-	-	90,528
Reserves	1,195,849	506,616	506,616	-	-	689,233
Valuation adjustment	42,139	28,622	28,622	-	-	13,517
Retained Earnings:	**245,288**	320,494	37,945	239,419	43,130	(75,206)
Retained earnings or prior years	156,343	238,895	238,895	-	-	(82,552)
Income for the period	127,065	110,642	(171,907)	239,419	43,130	16,423
Minus: Provision for mandatory dividend	(38,120)	(29,043)	(29,043)	-	-	(9,077)
Equity attributable to shareholders	3,346,102	2,628,030	2,345,481	239,419	43,130	718,072
Non-controlling interest	94,283	93,233	93,233	-	-	1,050
Total Equity	**3,440,385**	**2,721,263**	**2,438,714**	**239,419**	**43,130**	**719,122**
Total Liabilities and Equity	**33,740,383**	**27,179,295**	**16,361,707**	**6,358,841**	**4,458,747**	**6,561,088**

* Consolidated data not only considers Chile and Colombia but also adjustments related to intercompany and minority shareholders.

Itaú Corpbanca
45

Management Discussion & Analysis | Balance Sheet

Itaú

Credit Portfolio

Highlights

- By the end of the fourth quarter of 2019, our total credit portfolio reached Ch$23.2 trillion, increasing 2.9% from the previous quarter and 7.7% from the same period of the previous year. The increase was mainly driven by higher wholesale and retail lending in Chile.
- In constant currency, total loans in Colombia decreased 4.4% in the fourth quarter of 2019 and decreased 2.9% in the 12-month period ended in December 31, 2019. The decrease in 4Q19 was mainly driven by a 6.2% decrease in commercial loans in the period. (See details on page 42). Considering the 9.2% growth of the exchange rate of Colombian peso, the loan portfolio for Colombia has grown 4.4% in the last quarter and 4.2% in the 12-month period.

In Ch$ million, end of period	4Q19	3Q19	change	4Q18	change
Wholesale lending	**15,479,786**	**15,144,611**	**2.2%**	**14,387,058**	**7.6%**
Chile	**12,123,612**	**11,884,880**	**2.0%**	**11,199,820**	**8.2%**
Commercial loans	10,266,249	10,066,389	2.0%	9,584,620	7.1%
Foreign trade loans	1,109,169	1,100,862	0.8%	928,443	19.5%
Leasing and Factoring	748,194	717,629	4.3%	686,757	8.9%
Colombia	**3,356,174**	**3,259,731**	**3.0%**	**3,187,238**	**5.3%**
Commercial loans	2,878,055	2,823,709	1.9%	2,735,268	5.2%
Leasing and Factoring	478,119	436,022	9.7%	451,970	5.8%
Retail lending	**7,674,270**	**7,354,862**	**4.3%**	**7,115,590**	**7.9%**
Chile	**6,134,839**	**5,925,995**	**3.5%**	**5,603,948**	**9.5%**
Consumer loans	1,923,745	1,885,547	2.0%	1,750,986	9.9%
Residential mortgage loans	4,211,094	4,040,448	4.2%	3,852,962	9.3%
Colombia	**1,539,431**	**1,428,867**	**7.7%**	**1,511,642**	**1.8%**
Consumer loans	874,484	823,060	6.2%	918,777	-4.8%
Residential mortgage loans	664,947	605,807	9.8%	592,865	12.2%
TOTAL LOANS	**23,154,056**	**22,499,473**	**2.9%**	**21,502,648**	**7.7%**
Chile	**18,258,451**	**17,810,875**	**2.5%**	**16,803,768**	**8.7%**
Colombia	**4,895,605**	**4,688,598**	**4.4%**	**4,698,880**	**4.2%**


Loan Portfolio - Breakdown
Consumer
18%
Mortgage
14%
Commercial
69%
Colombia
21%
Chile
79%
Mortgage
23%
Consumer
10%
Commercial
67%

Credit Portfolio - Currency Breakdown


Ch$ billion
Dec-17 5,977 7,694 6,733 20,404
Mar-18 5,976 7,704 6,934 20,614
Jun-18 5,986 7,765 7,385 21,136
Sep-18 6,001 7,796 7,363 21,159
Dec-18 6,067 7,785 7,651 21,503
Mar-19 5,993 8,016 7,639 21,649
Jun-19 6,049 8,302 7,707 22,058
Sep-19 6,101 8,578 7,821 22,499
Dic-19 6,219 8,749 8,186 23,154
Ch$ UF FX

As of December 31, 2019, Ch$8,186 billion of our total credit portfolio was denominated in, or indexed to, foreign currencies. This portion increased 4.7% in this quarter, and represents approximately 35% of our total foreign currency loans. In the 4Q19, the U.S. dollar variation was 2.8% or Ch$20 per dollar.

Itaú Corpbanca

46

Management Discussion & Analysis Balance Sheet NPL Ratio (90 days overdue) by segment By the end of the fourth quarter of 2019, our total consolidated NPL ratio for operations 90 days overdue reached 2.82%, an increase of 0.67% from the previous quarter and 0.71% from the same period of 2018. The NPL ratio for commercial loans increased from 2.23% to 3.17% compared to the previous quarter. When excluding the student loans, the commercial loans NPL ratio reached 2.80%, a 90 basis points increase when compared to the third quarter of 2019. For consumer loans, the NPL ratio increased 18 basis points and mortgage loans increase 14 basis points in the quarter. Tangible Equity Breakdown The chart below shows the calculation of the average tangible Shareholders Equity or “Managerial Equity”, which we use to determine the RoTAE. 4Q19 Average Balance (Ch$ billion) Itaú Corpbanca 47

Management Discussion & Analysis | Balance Sheet

Funding

Highlights

- Total funding, including interbank deposits, amounted to Ch$26.1 trillion by the end of the fourth quarter of 2019, a 6.5% increase compared to the previous quarter consistent with the total assets evolution in the period.
- Our funding strategy is to optimize all sources of funding in accordance with their costs, their availability, and our general asset and liability management strategy. Our funding strategy for the period of time covered by this report has changed as we sought longer tenor maturity and diversification.
- In this context, Itaú Corpbanca successfully placed US$818 million senior bonds in the local market in the 12-month period ended in December 31, 2019. The latter compares with US$1,429 million and US$529 million issuances in 2017 and 2018 respectively. Our strategy in terms of bond issuances is to seek longer maturity tenor and maintain comfortable liquidity levels under BIS III standards. In addition, the spreads obtained in these issuances have allowed for an improvement in the cost of funds.
- Our strategy of diversification also includes two syndicated loans, one for US$150 million maturing in April 2020 and a US$100 million AB Loan led by IFC (a 5-year tenor for the A Loan, maturing in December 2020).

In Ch$ million, end of period	4Q19	3Q19	change	4Q18	change
Deposits and other demand liabilities	4,873,448	4,379,085	11.3%	4,300,475	13.3%
Time deposits and saving accounts	11,620,187	11,030,415	5.3%	10,121,111	14.8%
Investments sold under repurchase agreements	559,457	390,488	43.3%	1,015,614	-44.9%
Letters of credit	40,933	43,747	-6.4%	53,463	-23.4%
Bonds	5,289,084	5,182,965	2.0%	4,882,341	8.3%
Subordinated bonds	1,078,339	1,056,198	2.1%	1,074,320	0.4%
Interbank borrowings	2,646,756	2,432,249	8.8%	2,327,723	13.7%
Other financial liabilities	12,966	14,057	-7.8%	12,400	4.6%
Total Funding	**26,121,170**	**24,529,204**	**6.5%**	**23,787,447**	**9.8%**

The amounts, tenors and spreads versus peers of the bonds issued during the last 12-month period are set forth in the chart below:


Bonds in CLP & UF (expressed in USD mn)
<6 years
6 - 10 years
> 10 years
Spread vs Peers
5 bp
5 bp
7 bp
5 bp
4 bp
9 bp
2 bp
6 bp
6 bp
6 bp
6 bp
4 bp
6 bp
5 bp
4 bp
5 bp
9 bp
6 bp
4 bp
3 bp
38
40
134
76
93
190
94
76
76
114
76
76
76
76
95
76
54
1
19
2

Itaú Corpbanca

48

Management Discussion & Analysis Risk and Capital Management Risk and Capital Management We believe risk management is an essential tool to optimize the use of resources and select the best business opportunities to maximize value creation for shareholders. In this context, the risk appetite defines the nature and the level of risks acceptable and the risk culture guides the attitudes required to manage them. We have established a risk and capital commission to assist our board and management in their assessment and management of market and liquidity risks, P&L, and capital adequacy, in accordance with both economic principles and the rules set forth by local regulation and those of Basel I, II, and III. These principles and rules are applied to provide oversight and management of market and liquidity risks, P&L, and economic capital principles, to review the effectiveness of those related policies and limits and to review the adherence to market and liquidity risk and capital policies and procedures throughout the Bank. We take a prospective stance in relation to capital management and, through our Internal Capital Adequacy Assessment Process (ICAAP), we assess the adequacy of our capital to face the incurred risks, composed by credit, market, operational and other material risks. Our risk management process includes: · Identification and measurement of exis-· Alignment of institutional policies for risk · Management of our portfolio seeking ting and potential risks in our operations. management control, procedures and optimal risk-return ratios. methodologies according to the guidelines of the Board of Directors and our corporate strategies. Liquidity Ratios Highlights · In line with international risk management practices, we use the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) to manage liquidity risk. · The methodology used to estimate LCR and NSFR consists of liquidity ratios proposed by the Basel III Committee on Banking Supervision (BIS III), which were adopted by the CMF and the Brazilian Central Bank (BACEN). Liquidity Coverage Ratio (LCR) In Ch$ million 4Q19 3Q19 In Ch$ million 4Q19 3Q19 High Quality Liquid Assets 2,539,890 2,315,163 High Quality Liquid Assets 1,080,249 925,611 Net Potential Cash Outflows 2,109,363 2,069,853 Net Potential Cash Outflows 812,149 855,184 LCR (%) 120.4% 111.9% LCR (%) 133.0% 108.2% Note: Figures for Colombia are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2284 per COP as of December 31, 2019. Starting in April 2019, Chilean banks began reporting their local LCR figures with a minimum level set by CMF at 60%.This minimum will gradually rise to 100% by 2023. On the other hand, BACEN establishes a limit of 100% for LCR. Accordingly, our internal minimum limit for LCR set by our board of directors is 100%. Net Stable Funding Ratio (NSFR) In Ch$ million 4Q19 3Q1 In Ch$ million 4Q19 3Q1 Available Stable Funding 15,310,010 14,380,11 Available Stable Funding 4,020,833 4,053,25 Required Stable Funding 17,493,543 15,607,55 Required Stable Funding 4,517,462 4,718,38 NSFR (%) 87.5% 92.1 NSFR (%) 89.0% 85.9% Note: Figures for Colombia are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2284 per COP as of December 31, 2019. Only BACEN set a limit for NSFR. This limit is currently set at 85%. Accordingly, our internal minimum limit for NSFR set by the board of directors is 85%. Note: Data for Chile includes our New York branch and data for Colombia includes its subsidiary in Panama. In this report, we have changed “Potential Cash Outflows” data included for Q3 2019 in last quarter report for “Net Potential Cash Outflows”. Itaú Corpbanca 49

Management Discussion & Analysis | Risk and Capital Management

Itaú

Capital

Highlight

- At the end of the fourth quarter of 2019, our regulatory capital ratio reached 13.14%, a decrease of 105 basis points when compared to the third quarter of 2019.

Minimum Capital Requirement

Our minimum capital requirements are set by the *Comisión para el Mercado Financiero* (CMF) which follows the Chilean banking law capital requirements. On January 12, 2019, a new banking law was enacted for purposes of adopting Basel III and replaced the SBIF with CMF, as of June 1,2019. With this milestone the process of implementing Basel III in Chile started. The phase-in period begins on December 1, 2020, with a transition period for deductions and minimum capital requirements. This process is expected to end on December, 2024, in which we will have a fully loaded implementation. During the year, the CMF will issue regulation for several key definitions of the implementation to be known, such as the exact capital deductions to be taken from regulatory capital, specific buffer sizes, changes in credit RWA as well as the definitive models for market and operational risk, among other aspects.

Currently, our minimum capital requirement is expressed as a ratio of regulatory capital, stated by the referential equity or total capital, composed of Tier I capital and Tier II capital, and the risk-weighted assets, or RWA. Our minimum total capital requirement corresponds to 10.0%.

Itaú Corpbanca targets an optimal capital ratio based on the greater of 120% of the minimum regulatory capital requirement or the average regulatory capital ratio of the three largest private banks in Chile and Colombia

As of December 31, 2019, based on the information published by the CMF, the average regulatory capital ratio of the three largest private banks in Chile was 13.0%.

Solvency Ratios

In Ch$ millions, end of period		4Q19	3Q19
Core capital [1]		**3,346,102**	**3,427,113**
(-) Goodwill		(1,194,331)	(1,173,017)
(+) Subordinated debt		1,034,514	1,016,192
(+) Additional provisions		-	12,743
(+) Minority interest		94,284	227,090
= Regulatory capital (Core capital + Tier II capital)		**3,280,569**	**3,510,122**
Risk-Weighted assets (RWA)		**24,960,182**	**24,728,798**
Ratios (%)	**BIS (Regulatory capital / Risk-weighted assets)** [2]	**13.14%**	**14.19%**
	Core capital ratio [1] (ex-goodwill)	8.62%	9.12%

Note: (1) Core Capital = *Capital básico* according to CMF current definitions; (2) BIS Ratio = Regulatory capital / RWA, according to CMF current definitions.

Main changes in the fourth quarter 2019

The BIS ratio decreased 105 basis points from 14.19% to 13.14%, due to the acquisition of shares of Itaú Corpbanca Colombia from Helm LLC and Kresge Stock Holding Company and an increase in our risk-weighted assets, partly offset by the positive impact of the net income in the period.


-32 bp
7 bp
-12 bp
-68 bp
14.19%
13.14%
3Q19
Core Capital (1)
Subordinated Bonds
RWA
Other
4Q19

Itaú Corpbanca

50

Additional

Information

Management Discussion & Analysis

(This page was intentionally left blank)

Itaú Corpbanca

52

Management Discussion & Analysis | Our Shares

Our Shares

Itaú CorpBanca capital stock is comprised of 512,406,760,091 common shares traded on the Santiago Stock Exchange (ITAUCORP). Shares are also traded as American Depositary Receipts ("ADR") on the New York Stock Exchange (ITCB).

Market Capitalization

Ch$2.2 trillion | **US$3.0** billion

Sell-side ratings

2	6	2
Buy	Hold	Sell

Source: Sell-side reports.

Average daily traded volumes for the 12-month period ended December 31, 2019 (US$ million)


Santiago
NY
Total

Corporate Structure Chart

As of December 31, 2019, our shareholders structure was as follows:


Itaú Unibanco
38.14%
Saieh Family[1]
28.57%
IFC
3.32%
Others
29.97%
Itaú Corpbanca
512,406,760,091 (# total shares)

1- Includes 1,005,897,850 shares owned by Cía. Inmobiliaria y de Inversiones Saga SpA that are under custody


Others
Free Float
Others
2.31%
Sec. Brokerage
12.37%
Local
Inst. Investors
5.46%
154 bn
(# shares)
9.83%
ADR's & Foreign
Inst. Investors

Strengths of our structure

- Itaú Corpbanca is controlled by Itaú Unibanco.
- Itaú Unibanco and the Saieh Family appoint the majority of the board of directors.
- Pursuant to the Shareholders Agreement, the directors appointed by Itaú Unibanco and the Saieh Family shall vote together as a single block according to Itaú Unibanco recommendation.
- Professional and experienced management team.

Performance in the Capital Markets

Price and Volume	ITAUCORP (Common shares)	ITCB (ADR)
	Ch$	US$
Closing Price at 12/31/2019	4.36	8.61
Maximum price in the quarter	5.51	11.33
Average Price in the quarter	4.57	9.02
Minimum price in the quarter	3.80	7.15
Closing Price at 09/30/2019	5.52	11.16
Closing Price at 12/31/2018	6.48	13.60
Change in 4Q'19	-21.03%	-22.88%
Change in LTM	-32.71%	-36.69%
Average daily trading volume LTM (million)	1,552.90	0.07
Average daily trading volume in 4Q'19 (million)	1,749.27	0.07

Shareholder Base and Ratios	4Q19	3Q19	4Q18
Number of outstanding shares (million)	512,406.8	512,406.8	512,406.8
Recurring Diluted Earnings per share in the quarter (Ch$)	0.03	0.08	0.09
Accounting Diluted Earnings per share in the quarter (Ch$)	0.02	0.07	0.06
Recurring Diluted Earnings per ADR in the quarter (US$)	11.99	0.17	0.18
Accounting Diluted Earnings per ADR in the quarter (US$)	0.04	0.15	0.12
Book value per share in the quarter (Ch$)	6.53	6.69	6.49
Price* / Earnings (P/E)	57.23	19.40	29.17
Price*/ Tangible Book Value (P/B)	0.67	0.83	1.00

* Closing price on the last trading day of each period.

Dividends

The dividend policy approved by or shareholders in March 2017 in the annual shareholders meeting is to distribute a final dividend of 100% of the annual net income **net of the necessary reserves to comply with capital ratios defined as "Optimal Regulatory Capital" in the "Shareholders Agreement"** whose terms are part of the "Transaction Agreement" executed on January 29, 2014.

Itaú Corpbanca paid its last annual dividend of **Ch$0.100728627 / share** in Chile on March 19, 2019. The dividend payout ratio was 30% of 2018 Net Income, equivalent to a dividend yield of 1.64%. For purposes of capital requirements, annual dividends are provisioned at 30%.

The following table shows dividends per share distributed during the past five years:

Company	Charge to Fiscal Year	Year paid	Net Income (Ch$ mn)	% Distributed	Dividend per Share (Ch$)
Banco Itaú Chile	2014	**2015**	85,693	31%	18,447.50
Corpbanca	2014	**2015**	226,260	50%	0.33238491
Corpbanca	Retained Earnings	**2015**	239,860	100%	0.70472815
Banco Itaú Chile	2015	**2016**	104,336	50%	36,387.38
Corpbanca	2015	**2016**	201,771	50%	0.29640983
Corpbanca	2015	**2016**	201,771	UF 124,105	0.00939188
Itaú Corpbanca	2016	**2017**	2,059	30%	0.001205475
Itaú Corpbanca	2017	**2018**	57,447	40%	0.044844689
Itaú Corpbanca	2018	**2019**	172,047	30%	0.100728627

Itaú Corpbanca

53

Management Discussion & Analysis | Ratings

Credit Risk Ratings

International Credit Risk Rating

On a global scale, Itaú Corpbanca is rated by two worldwide recognized agencies: Moody´s Investors Service ('Moody's') and Standard & Poor´s Global Ratings ('Standard & Poor's' or 'S&P').

On January 22, 2020, **Moody's** affirmed 'A3/Prime-2' ratings reflecting the bank's baa3 standalone baseline credit assessment (BCA), which remains constrained by low capitalization and could face downward pressure if our ongoing retail strategy implementation does not lead to higher profitability and lower dependence on wholesale funding. Moody's expects our profitability to benefit from loan growth and lower funding costs. Itaú Corpbanca's funding strategy, however, may take time to materialize.

Itaú Corpbanca's 'A3' ratings result from Moody's assessment of support from Itaú Unibanco Holding S.A.'s (Itaú Unibanco, 'Ba3/Stable') and the Government of Chile ('A1/Stable'), which together result in a three notch uplift from its standalone baseline credit assessment of baa3.

Moody´s	Rating
Long term Counterparty Risk Rating (CRR)	A2
Long-term foreign currency deposits	A3
Long-term foreign currency debt	A3
Short-term foreign currency deposits	Prime-2
Outlook	Stable

On May 28, 2019, **Standard & Poor´s** affirmed our 'BBB+/A-2' ratings. The outlook is 'Stable' reflecting the reduction of non-recurring events and credit provision expenses that reinforce our expectation of improving financial results in the next 24 months. On the other hand, further industry consolidation in Chile, low inflation, and choppy economic activity are the main barriers to higher profitability. S&P expects the our capital indicators to remain the major weakness given the high goodwill burden following the merger between Corpbanca and Itaú Chile.

Our ratings continue to overhaul our business model by expanding the platforms, products, and segmentation of Itaú Unibanco in the retail segment; while focusing on the core portfolio in the wholesale segment and increase non-interest related revenue (such as cash management). Although we have lost some market share in the last few years as a result of readjusting its commercial portfolio, loan origination started to grow in 2018. This growth, together with the stabilization of the non-recurring effects and the decrease in provision expenses, has generated in 2018 the strongest profit in the last three years (return to assets of around 0.9% excluding the amortization of intangibles).

Additionally, Itaú Corpbanca maintains a solid level of regulatory capital of 14.3%, which is above the industry average. Furthermore, we have wide access to funding and maintains adequate levels of liquidity. Since the merger, our assets and liabilities management strategy has been adjusting funding costs, while seeking to extend its maturity dates, and diversifying the funding structure.

Standard & Poor´s	Rating
Long-term issuer credit rating	BBB+
Senior unsecured bonds	BBB+
Short-term issuer credit rating	A-2
Outlook	Stable

Local Credit Risk Rating

The outlook is 'Stable' reflecting the bank's conservative risk management.

On a national scale, Itaú Corpbanca is rated by Feller Rate Clasificadora de Riesgo Ltda. ('Feller Rate') and by Clasificadora de Riesgo Humphreys Ltda. ('Humphreys').

On March 29, 2019, **Feller Rate** affirmed local ratings in 'AA' and outlook as 'Positive'. Itaú Corpbanca's ratings reflect a strong business profile, a strong risk profile, an adequate capital and liquidity position and a moderate generation capacity. The 'Positive' outlook reflects the sound trend on generation capacity, with growing results derived from a greater commercial activity and controlled provisions for loan losses. To the extent that the implementation of the strategy, the completion of the merger process and higher levels of activity allow the bank to consolidate profitability –and consistently achieving results in line with the average of the banking industry– with a healthy credit quality, ratings should be upgraded.

Feller Rate	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Letter of credit	AA
Long-term deposits	AA
Subordinated bonds	AA-
Short-term deposits	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Positive

On May 30, 2019, **Humphreys** assigned a 'AA/Nivel 1+' rating to our long-term and short term debt, respectively, and a 'Positive' outlook reflecting Humphreys expectation that our strategy is positively impacting credit quality and will benefit profitability levels.

Our ratings mainly reflect our capacity to develop a business model and an organizational structure based on solid formal control to monitor credit, market and operational risks. The strength of the control environment lies in our internal policies, its organizational culture, regulatory requirements and in the know-how of its parent company, Itaú Unibanco. Likewise, ratings positively reflects our listing in the Santiago Exchange (2002) and in the NYSE (2004). As an SEC-compliance company, Itaú Corpbanca benefits from high corporate governance practices and, broad market disclosure. Likewise, ratings incorporate that current controlling shareholder is a large and experienced financial group within the Latin American with a leading position in the Brazilian market.

Humphreys	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Letter of credit	AA
Long-term deposits	AA
Subordinated bonds	AA-
Short-term deposits	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Positive

Itaú Corpbanca 54

REPORT OF INDEPENDENT AUDITORS ON SUPPLEMENTARY INFORMATION

Santiago, Chile, February 28, 2020

To the Shareholders and Directors of
Itaú CorpBanca and its subsidiaries

Introduction

In connection with our audit of the consolidated financial statements of Itaú CorpBanca and its subsidiaries (the "Bank") as of December 31, 2019 and for the year then ended, on which we issued a report without exceptions dated February 27, 2020, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itaú Corpbanca and its subsidiaries at December 31, 2019.

Scope of the Review

We conducted our review in accordance with the International Auditing Standard 720, "The auditor´s responsibility relating to other information in documents containing financial statements". This standard establishes the procedures to be performed in the engagements of this nature. Those procedures are primarily comprised by: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis report is presented to allow additional analysis. Notwithstanding, management is responsible for the accounting information contained in the supplementary information included in the Management Discussion and Analysis report and this information should not be considered an integral part of the financial statements, therefore, our conclusion on the consolidated financial statements does not cover such information.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements as of December 31, 2019 and for the year then ended, taken as a whole, prepared in accordance with the accounting standards and instructions issued by the Commission for the Financial Market.

Firmado digitalmente por Luis Fernando Orihuela Bertín RUT: 22.216.857-0. El certificado correspondiente puede visualizarse en la versión electrónica de este documento.

PwC Chile, Av. Andrés Bello 2711 - piso 5, Las Condes – Santiago, Chile
RUT: 81.513.400-1 | Teléfono: (56 2) 2940 0000 | www.pwc.cl

Itaú Corpbanca 55

(This page was intentionally left blank) Itaú Corpbanca 56

Itaú Corpbanca 57 CAUTION REGARDING FORWARD-LOOKING STATEMENTS Certain statements in this Report may be considered as forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. These forward-looking statements include, but are not limited to, statements regarding expected benefits and synergies from the recent merger of Banco Itaú Chile with and into Corpbanca, the integration process of both banks, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth, as well as risks and benefits of changes in the laws of the countries we operate, including the Tax Reform in Chile. These statements are based on the current expectations of Itaú Corpbanca’ s management. There are risks and uncertainties that could cause actual results to differ mate-rially from the forward-looking statements included in this communication. For example, (1) problems that may arise in successfully integrating the businesses of Banco Itaú Chile and Corpbanca, which may result in the combined company not operating as effectively and efficiently as expected; (2) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (3) the credit ratings of the combined company or its subsidiaries may be different from what Itaú Corpbanca or its controlling shareholders expect; (4) the business of Itaú Corpbanca may suffer as a result of uncertainty surrounding the merger; (5) the industry may be subject to future regulatory or legislative actions that could adversely affect Itaú Corpbanca; and (6) Itaú Corpbanca may be adversely affected by other economic, business, and/or competitive factors. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Itaú Corpbanca’ s ma-nagement. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect Itaú Corpbanca’ s financial results is included from time to time in the “Risk Factors” section of Itaú Corpbanca’ s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed with the SEC. Furthermore, any forward-looking statement contained in this Report speaks only as of the date hereof and Itaú Corpbanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Report are expressly qualified by this cautionary statement. CONTACT INFORMATION: Gabriel Moura CEO. Itaú Corpbanca Santiago. Chile Phone: (562) 2686-0558 IR@corpbanca.cl Claudia Labbé Head of Investor Relations. Itaú Corpbanca Santiago. Chile Phone: (562) 2660-1751 claudia.labbe@itau.cl

Itaú Corpbanca Executive Summary